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Exhibit 99.3

Management's Discussion and Analysis of Financial Condition and Results of Operations

(as of March 7, 2014)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

  (1)
  Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company's website www.fairfax.ca.

  (2)
  Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax's Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

  (3)
  The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

  (4)
  "Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

  (5)
  The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

  (6)
  Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

  (7)
  Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

  (8)
  Intercompany shareholdings are presented as 'Investments in Fairfax affiliates' on the segmented balance sheets and carried at cost.

  (9)
  References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The underwriting profit of the insurance and reinsurance operations increased to $440.0 in 2013 from $6.1 in 2012 and the combined ratio improved to 92.7% in 2013 from 99.9% in 2012, reflecting the continuing focus on profitable underwriting with conservative reserving, resulting in an improved accident year combined ratio and meaningful net favourable prior year reserve development, while net premiums written remained essentially flat. Operating income of the insurance and reinsurance operations (excluding net gains (losses) on investments) increased to $770.2 in 2013 from $298.5 in 2012 primarily as a result of higher underwriting profits.

Net investment losses of $1,564.0 in 2013 (compared to net investment gains of $642.6 in 2012) were principally comprised of hedging losses and unrealized mark-to-market losses resulting from fluctuations in the investment portfolio primarily related to bonds, partially offset by realized gains on the common stock portfolios of $1.3 billion. Consolidated interest and dividend income decreased to $376.9 in 2013 from $409.3 in 2012 reflecting the impact of sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. At December 31, 2013 the company had holdings of cash and short term investments of $8,011.4 which accounted for 32.2% of its portfolio investments.

Reflecting the hedging losses and unrealized mark-to-market losses in the investment portfolio, there was a net loss of $573.4 in 2013 compared to net earnings of $526.9 in 2012. Consequently, the company's consolidated total debt to total capital ratio increased to 26.1% at December 31, 2013 from 25.5% at December 31, 2012, and its common shareholders' equity at December 31, 2013 was $7,186.7 or $339.00 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012 (a decrease of 7.8%, adjusted for the $10.00 per common share dividend paid in the first quarter of 2013).

Maintaining its emphasis on financial soundness, the company held $1,296.7 of cash and investments at the holding company level ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013 compared to $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012.

Business Developments

    Acquisitions and Divestitures

      Subsequent to December 31, 2013

On February 4, 2014 the company completed the acquisition of 51.0% of the outstanding common shares of Keg Restaurants Limited ("The Keg") for cash purchase consideration of $76.7 (Cdn$85.0). The assets and liabilities and results of operations of The Keg will be consolidated in the Other reporting segment. The Keg franchises, owns and operates a network of premium dining restaurants across Canada and in select locations in the United States.

      Year ended December 31, 2013

On October 31, 2013 the company contributed its 81.7% interest in Prime Restaurants Inc. ("Prime Restaurants") to Cara Operations Limited ("Cara") in exchange for Cara preferred shares and equity warrants with a combined fair value of $54.5 (Cdn$56.9). Subsequently, the company determined that it no longer controlled Prime Restaurants and de-consolidated Prime Restaurants from its financial reporting effective October 31, 2013, resulting in the recognition of a loss on disposition of $4.2 (Cdn$4.4) in 2013. The company determined that it had obtained significant influence over Cara effective October 31, 2013 but as the company did not hold any Cara common shares, the equity method of accounting could not be applied. The Cara preferred shares, equity warrants and subordinated debt (purchased in a separate transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013) are recorded as at FVTPL investments in holding company cash and investments and portfolio investments on the consolidated balance sheet.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary ("AS Re") to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety were assumed by Crum & Forster and Hudson representing estimated annual gross premiums written of$103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually.

On May 14, 2013 Thomas Cook (India) Limited ("Thomas Cook India") acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited ("IKYA") for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0%. The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

      Year ended December 31, 2012

On December 10, 2012 the company sold all of its ownership interest in Cunningham Lindsey Group Limited ("Cunningham Lindsey") for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

On November 28, 2012 Ridley Inc. ("Ridley") acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

On August 14, 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012 the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited ("Thai Re"), for cash purchase consideration of$77.0 (2.4 billion Thai baht), increasing the company's ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in

Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012 the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants for net cash purchase consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

    Operating Environment

Insurance Environment

The improvement in the underwriting results of the property and casualty insurance and reinsurance industry in 2013 was largely driven by the absence of major catastrophe losses. Insurers and reinsurers continued to benefit from favourable reserve development; however current accident year loss ratios are expected to have deteriorated slightly relative to 2012 after adjusting for catastrophe losses. The industry benefited from improvements in the condition of the U.S. and global economy in 2013, although continuing economic uncertainty globally caused interest rates to remain at historically low levels, negatively affecting operating income. Strong performance by equity markets in 2013 in the U.S. and Canada resulted in realized and unrealized gains; modest increases in interest rates in 2013 resulted in modest realized and unrealized losses. Insurance pricing continued to increase in 2013, but less than in 2012 and 2011. Pricing currently appears to be primarily driven by the historically low interest rate environment, the expectation that favourable reserve development will diminish in the future, and whether the line of business involved is a loss-affected line (workers' compensation and other loss-affected lines of business continued to show significant pricing improvements in 2013). This bias to rising rates will be affected by the strength of the global economy, as increased rates are more difficult to achieve in a weak economic environment.

The underwriting performance of the global reinsurance industry improved in 2013, reflecting catastrophe losses that have been subdued more recently and the continuation of reserve redundancies. Renewals in 2013 reflected pricing pressure attributable to excess capacity from traditional and non-traditional capital providers and lower demand for reinsurance as primary insurers retain more business and consolidate their reinsurance programs. Reinsurance pricing is expected to remain very competitive in 2014.

Sources of Revenue

Revenue for the most recent three years ended December 31, is shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants (acquired on January 10, 2012 and subsequently sold on October 31, 2013), Thomas Cook India (acquired on August 14, 2012) and IKYA (acquired on May 14, 2013).

	2013	2012	2011
Net premiums earned
Insurance – Canada (Northbridge)	990.2	992.2	1,072.2
– U.S. (Crum & Forster and Zenith National)	1,934.8	1,811.6	1,504.6
– Asia (Fairfax Asia)	256.2	231.4	204.1
Reinsurance – OdysseyRe	2,373.6	2,315.3	2,014.7
Insurance and Reinsurance – Other	439.5	514.3	504.9
Runoff	83.0	220.1	126.4

	6,077.3	6,084.9	5,426.9
Interest and dividends	473.6	424.3	707.1
Net gains (losses) on investments	(1,564.0)	642.6	691.2
Other revenue	958.0	871.0	649.8

	5,944.9	8,022.8	7,475.0

Revenue decreased from $8,022.8 in 2012 to $5,944.9 in 2013 reflecting significant net losses on investments (comprised of hedging losses ($1,982.0) and mark-to-market fluctuations in the investment portfolio primarily related to bonds ($994.9), partially offset by realized gains on equity and equity-related holdings ($1,324.2). Net premiums earned by the company's insurance and reinsurance operations increased by 2.2% in 2013 reflecting year-over-year increases at Zenith National ($76.8, 12.9%), OdysseyRe ($58.3, 2.5%), Crum & Forster ($46.4, 3.8%) and Fairfax Asia ($24.8, 10.7%), partially offset by decreases at Insurance and Reinsurance – Other ($74.8, 14.5%) and Northbridge ($2.0, 0.2% including the unfavourable effect of foreign currency translation). Net premiums earned at Runoff decreased to $83.0 in 2013 from $220.1 in 2012 primarily as a result of $183.5 of net premiums earned in connection with the Eagle Star reinsurance transaction in 2012. Revenue in 2013 also reflected higher interest and dividend income and other revenue on a year-over-year basis.

Revenue increased from $7,475.0 in 2011 to $8,022.8 in 2012 reflecting growth in net premiums earned and increased other revenue, partially offset by lower interest and dividend income and net gains on investments. Net premiums earned by the company's insurance and reinsurance operations increased by 10.6% in 2012, principally reflecting the consolidation of the net premiums earned by First Mercury and Pacific Insurance (year-over-year increases of $122.8 and $13.6 respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($300.6, 14.9%), Zenith National ($101.2, 20.4%), Crum & Forster ($83.0, 10.3% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($13.7, 7.9% excluding the impact of the consolidation of Pacific Insurance) and Insurance and Reinsurance – Other ($9.4, 1.9%), partially offset by a decrease at Northbridge ($80.0, 7.5% including the unfavourable effect of foreign currency translation). Net premiums earned by Runoff increased to $220.1 in 2012 from $126.4 in 2011 reflecting net premiums earned in connection with the Eagle Star reinsurance transaction ($183.5) and the impact of the consolidation of RiverStone Insurance ($30.1) in 2012 and the impact on net premiums earned of the reinsurance-to-close of Syndicate 376 ($119.6) in 2011. These transactions are described in greater detail in the Components of Net Earnings section of this MD&A under the heading Runoff.

Gross premiums written by the company's insurance and reinsurance operations were largely unchanged in 2013 compared to 2012, despite the impact of unearned premium portfolio transfers related to a Florida property quota share reinsurance contract at OdysseyRe (described in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe). Excluding the effect of these unearned premium portfolio transfers, gross premium written increased by 2.4%, reflecting price improvements on workers' compensation business, the ongoing progress by the company expanding its specialty insurance business in the U.S. and increased writings of crop insurance in the U.S., partially offset by challenging market conditions within the global reinsurance industry (reflecting increasing competition in property catastrophe business, most notably in North America, and casualty business), the re-underwriting of certain classes of business at Crum & Forster, Advent and Polish Re where terms and conditions were inadequate and the unfavourable effect of foreign currency translation on the company's Canadian insurance business.

In order to better compare 2013 and 2012, the table which follows presents net premiums written by the company's insurance and reinsurance operations in 2013 and 2012 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer of net premiums written from Group Re to Northbridge (described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance – Northbridge).

	2013	2012	% change year-over- year
Insurance – Canada (Northbridge)	992.3	948.7	4.6
– U.S. (Crum & Forster and Zenith National)	1,933.2	1,872.8	3.2
– Asia (Fairfax Asia)	257.4	240.6	7.0
Reinsurance – OdysseyRe	2,376.9	2,402.3	(1.1	)(1)
Insurance and Reinsurance – Other	446.0	530.6	(15.9)

Insurance and reinsurance operations	6,005.8	5,995.0	0.2	(1)

(1)
Net premiums written by the Reinsurance – OdysseyRe segment and by the company's total insurance and reinsurance operations increased by 5.8% and 2.9% respectively, prior to giving effect to the unearned premium portfolio transfers described in the components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe.

Northbridge's net premiums written increased by 4.6% in 2013 (7.8% in Canadian dollar terms in 2013) reflecting increased writings at Northbridge Insurance (higher ongoing premium retention following the termination on January 1, 2013 of a quota share reinsurance contract with Group Re) and increased writings at Federated Insurance. Net premiums written by U.S. Insurance increased by 3.2% in 2013. Zenith National's net premiums written increased by 13.1% primarily reflecting premium rate increases. Crum & Forster's net premiums written decreased by 1.6% reflecting decreased standard lines business and changes in the mix of specialty lines business. Net premiums written by Fairfax Asia increased by 7.0% in 2013 reflecting increased writings of commercial automobile business, engineering and liability lines of business, partially offset by a reduction in writings of the marine hull line of business. OdysseyRe's net premiums written decreased by 1.1% in 2013 inclusive of the impact of unearned premium portfolio transfers related to a Florida property quota share reinsurance contract (described in the Components of Net Earnings section of this MD&A under the heading Reinsurance – OdysseyRe). Excluding the effect of these unearned premium portfolio transfers, OdysseyRe's net premiums written increased by 5.8% in 2013, reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months (June to December) in 2012, partially offset by lower writings of property catastrophe and casualty business. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 15.9% in 2013 reflecting the decrease in participation from 10% in 2012 to nil in 2013 on a quota share reinsurance contract with Northbridge and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil.

Consolidated interest and dividend income decreased from $409.3 in 2012 to $376.9 in 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income principally reflected sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The decrease in total return swap expense from $204.9 in 2012 to $167.9 in 2013 primarily reflected terminations of equity index total return swaps and certain short positions ($3,254.1 notional amount) commensurate with sales of equity and equity-related holdings.

The share of profit of associates increased from $15.0 in 2012 to $96.7 in 2013 primarily reflecting the company's share of profit of Resolute in 2013 (recorded on the equity method of accounting effective from December 2012) and increased limited partnership investment income on a year-over-year basis. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge recorded by Fibrek) and a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods).

Upon initial application of the equity method of accounting to its investment in Resolute, Fairfax was required to determine its proportionate share of the fair value of Resolute's assets and liabilities at that date. Differences between fair value and Resolute's carrying value were identified (collectively, fair value adjustments) primarily with respect to Resolute's fixed assets, deferred income tax assets and pension benefit obligations. These fair value adjustments have been and will be recognized in Fairfax's share of profit (loss) of Resolute in any period to the extent that in that period Resolute adjusts the carrying value of those particular assets and liabilities. As a result, Fairfax's share of profit (loss) of Resolute will in any such period differ, potentially significantly, from what would be determined by applying Fairfax's ownership percentage of Resolute to Resolute's reported net earnings (loss). For example, Resolute's reduction of its deferred income tax asset in its quarter ended September 30, 2013 had no impact on Fairfax's share of profit of associates in 2013 as Fairfax's carrying value of Resolute on initial application of the equity method of accounting had already identified such reduction as a fair value adjustment.

Net gains (losses) on investments in 2013 and 2012 were comprised as shown in the following table:

	2013	2012
Common stocks	941.2	697.6
Preferred stocks – convertible	64.7	(36.2)
Bonds – convertible	(2.6)	186.7
Gain on disposition of associates(1)	130.2	196.8
Other equity derivatives	311.6	73.8

Equity and equity-related holdings	1,445.1	1,118.7
Equity hedges	(1,982.0)	(1,005.5)

Equity and equity-related holdings after equity hedges	(536.9)	113.2
Bonds	(929.0)	728.1
Preferred stocks	(19.0)	(0.3)
CPI-linked derivatives	(126.9)	(129.2)
Other derivatives	(7.0)	3.4
Foreign currency	62.4	(76.2)
Other	(7.6)	3.6

Net gains (losses) on investments	(1,564.0)	642.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	(267.6)	92.7
U.S. states and municipalities	(637.3)	552.7
Corporate and other	(24.1)	82.7

	(929.0)	728.1

(1)
The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investments in The Brick ($111.9), Imvescor ($6.2) and a private company ($12.1). The gain on disposition of associates of $196.8 in 2012 reflected the sale of the company's investment in Cunningham Lindsey ($167.0) and Fibrek ($29.8).

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company's equity and equity-related holdings after equity hedges produced net losses of $536.9 in 2013 compared to net gains of $113.2 in 2012. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 – 101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). In 2013 the impact of basis risk was pronounced compared to prior periods as the performance of the company's equity and equity-related holdings lagged the performance of the equity hedges used to protect those holdings despite the notional amount of the company's equity hedges being closely matched to the fair value of the company's equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company's short positions) being meaningfully greater than the gain in the company's equity and equity-related holdings.

Refer to "Market Price Fluctuations" in note 24 (Financial Risk Management) to the company's consolidated financial statements for the year ended December 31, 2013, for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net losses on bonds of $929.0 in 2013 were primarily the result of the effect of higher interest rates year-over-year which produced net mark-to-market losses on U.S. treasury bonds ($309.7), U.S. state bonds ($287.6) and bonds issued by U.S. municipalities ($344.5) that were owned throughout the year. The company recorded net gains on bonds of $728.1 in 2012.

The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 compared to unrealized losses of $129.2 in 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Other revenue increased from $871.0 in 2012 to $958.0 in 2013 reflecting the consolidation of the revenue of IKYA (acquired on May 14, 2013) and Thomas Cook India (acquired on August 14, 2012) and higher revenue at Sporting Life, partially offset by decreased revenue following the the divestiture by Ridley of its Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other) and lower revenue following the disposition of Prime Restaurants.

Net Premiums Earned by Geographic Region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2013, on the basis of geographic regions, the United States, Canada, International and Asia accounted for 55.6%, 18.0%, 17.1% and 9.3% respectively, of net premiums earned in 2013 compared to 51.3%, 19.0%, 21.1% and 8.6% respectively, of net premiums earned in 2012. Net premiums earned in 2013 decreased in the International (19.3%) and Canada (5.4% – measured in U.S. dollars) geographic regions, partially offset by increases in the United States (8.3%) and Asia (8.7%) geographic regions compared with 2012.

Canada

Net premiums earned in the Canada geographic region decreased by 5.4% from $1,159.0 in 2012 to $1,095.9 in 2013 primarily as a result of the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange (at Northbridge and OdysseyRe) and lower casualty reinsurance business at OdysseyRe's Canadian branch, partially offset by increased net premiums earned at Federated Insurance.

United States

Net premiums earned in the United States geographic region increased by 8.3% from $3,118.9 in 2012 to $3,377.3 in 2013 primarily reflecting increased property treaty reinsurance business (principally related to the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months in 2012) and increased U.S. crop insurance business at OdysseyRe, the effect of premium rate increases on workers' compensation business at Zenith National and growth in the specialty lines business at Crum & Forster.

Asia

Net premiums earned in the Asia geographic region increased by 8.7% from $520.9 in 2012 to $566.4 in 2013 primarily reflecting growth in the commercial automobile, workers' compensation and property lines of business at Fairfax Asia and increased writings of property reinsurance in China and New Zealand at OdysseyRe.

International

Net premiums earned in the International geographic region decreased by 19.3% from $1,286.1 in 2012 to $1,037.7 in 2013 reflecting $183.5 of non-recurring net premiums earned by Runoff in connection with the Eagle Star reinsurance transaction in 2012, decreases at OdysseyRe in its reinsurance business written through its London and Paris branches and in most lines of its insurance business written through its London Market division and the impact of the re-underwriting of certain classes of business at Advent and Polish Re, partially offset by increased property reinsurance business at OdysseyRe in its Paris branch.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2013, 2012 and 2011. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments.

	2013	2012	2011
Combined ratios
Insurance – Canada (Northbridge)	98.2%	106.2%	102.8%
– U.S. (Crum & Forster and Zenith National)	100.3%	111.4%	114.3%
– Asia (Fairfax Asia)	87.5%	87.0%	83.2%
Reinsurance – OdysseyRe	84.0%	88.5%	116.7%
Insurance and Reinsurance – Other	96.6%	104.3%	140.9%

Consolidated	92.7%	99.9%	114.2%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	18.2	(61.7)	(30.2)
– U.S. (Crum & Forster and Zenith National)	(5.1)	(206.3)	(215.9)
– Asia (Fairfax Asia)	32.0	30.1	34.4
Reinsurance – OdysseyRe	379.9	265.8	(336.0)
Insurance and Reinsurance – Other	15.0	(21.8)	(206.7)

Underwriting profit (loss)	440.0	6.1	(754.4)
Interest and dividends – insurance and reinsurance	330.2	292.4	517.9

Operating income (loss)	770.2	298.5	(236.5)
Net gains (losses) on investments – insurance and reinsurance	(1,322.0)	587.3	204.6
Loss on repurchase of long term debt	(3.4)	(40.6)	(104.2)
Runoff	(229.2)	230.4	360.5
Other reporting segment	51.9	37.8	13.3
Interest expense	(211.2)	(208.2)	(214.0)
Corporate overhead and other	(57.4)	(256.2)	(32.4)

Pre-tax income (loss)	(1,001.1)	649.0	(8.7)
Income taxes	436.6	(114.0)	56.5

Net earnings (loss)	(564.5)	535.0	47.8

Attributable to:
Shareholders of Fairfax	(573.4)	526.9	45.1
Non-controlling interests	8.9	8.1	2.7

	(564.5)	535.0	47.8

Net earnings (loss) per share	$(31.15)	$22.95	$(0.31)
Net earnings (loss) per diluted share	$(31.15)	$22.68	$(0.31)
Cash dividends paid per share	$10.00	$10.00	$10.00

The underwriting profit of the company's insurance and reinsurance operations increased from $6.1 (combined ratio of 99.9%) in 2012 to $440.0 (combined ratio of 92.7%) in 2013 reflecting the pre-tax impact of increased net favourable prior year reserve development and lower current period catastrophe losses year-over-year.

Net favourable development of $440.0 (7.3 combined ratio points) in 2013 and $177.4 (3.0 combined ratio points) in 2012 was comprised as follows:

	2013	2012
Insurance – Canada (Northbridge)	(154.0)	(60.8)
– U.S. (Crum & Forster and Zenith National)	(27.7)	52.5
– Asia (Fairfax Asia)	(16.7)	(16.4)
Reinsurance – OdysseyRe	(214.7)	(152.0)
Insurance and Reinsurance – Other	(26.9)	(0.7)

Insurance and reinsurance operations	(440.0)	(177.4)

Catastrophe losses which added 4.8 combined ratio points ($289.3) to the combined ratio in 2013 compared to 7.0 combined ratio points ($409.8) in 2012 were comprised as follows:

	2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Alberta floods	66.3	1.1		–	–
Toronto floods	29.5	0.5		–	–
Germany hail storms	27.0	0.5		–	–
Typhoon Fitow	25.8	0.4		–	–
Central Europe floods	19.7	0.3		–	–
Hurricane Sandy	–	–		261.2	4.5
Other	121.0	2.0		148.6	2.5

	289.3	4.8	points	409.8	7.0	points

(1)
Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the years ended December 31, 2013 and 2012:

	2013	2012
Underwriting profit	440.0	6.1

Loss & LAE – accident year	68.9%	72.2%
Commissions	16.1%	15.6%
Underwriting expense	15.0%	15.1%

Combined ratio – accident year	100.0%	102.9%
Net favourable development	(7.3)%	(3.0)%

Combined ratio – calendar year	92.7%	99.9%

The commission expense ratio of the company's insurance and reinsurance operations increased from 15.6% in 2012 to 16.1% in 2013 primarily as a result of a shift in the mix of gross premiums written towards business carrying higher commission rates (principally at OdysseyRe).

The underwriting expense ratio of the company's insurance and reinsurance operations decreased from 15.1% in 2012 to 15.0% in 2013 reflecting the impact of a 2.2% increase in net premiums earned, partially offset by a 0.7% increase in underwriting expenses. The increase in underwriting expenses in 2013 primarily reflected higher compensation expense, partially offset by lower premium taxes reflecting a shift in the mix of business and decreased legal expenses. Underwriting expenses in 2012 also reflected the non-recurring benefit from the release of reserves for uncollectible balances related to structured settlements at Crum & Forster.

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company's insurance and reinsurance and runoff operations and corporate overhead. Consolidated operating expenses increased from $1,132.1 in 2012 to $1,185.0 in 2013 reflecting increased Fairfax and subsidiary holding companies' corporate overhead and increased underwriting expenses of the insurance and reinsurance operations. Fairfax corporate overhead increased primarily as a result of higher compensation and acquisition-related expenses, partially offset by lower legal expenses. Subsidiary holding companies' corporate overhead increased primarily as a result of a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution and expenses incurred at Crum & Forster related to a voluntary retirement program, partially offset by lower restructuring costs at Northbridge on a year-over-year basis (Northbridge incurred certain one-time severance costs in 2012).

Other expenses increased from $870.9 in 2012 to $910.3 in 2013 primarily as a result of the consolidation of the operating expenses of IKYA (acquired on May 14, 2013) and Thomas Cook India (acquired on August 14, 2012), partially offset by lower operating expenses following the contribution by Ridley of its Canadian feed business to a limited partnership (described in the Components of Net Earnings section of this MD&A under the heading Other). Operating expenses in 2013 included a loss of $3.4 related to the redemption of Fairfax unsecured senior notes due 2017 whereas operating expenses in 2012 included a loss of $39.8 related to the repayment by Runoff of the loan note issued by TIG Insurance in connection with its acquisition of General Fidelity.

The company reported a net loss attributable to shareholders of Fairfax of $573.4 (a net loss of $31.15 per basic and diluted share) in 2013 compared to net earnings attributable to shareholders of Fairfax of $526.9 (net earnings of $22.95 per basic share and $22.68 per diluted share) in 2012. The year-over-year decrease in profitability in 2013 was primarily due to significant net losses on investments, partially offset by higher underwriting profit and the increased recovery of income taxes.

Common shareholders' equity decreased from $7,654.7 at December 31, 2012 to $7,186.7 at December 31, 2013 primarily reflecting the net loss attributable to shareholders of Fairfax ($573.4), the payment of dividends on the company's common and preferred shares ($266.3) and decreased accumulated other comprehensive income (a decrease of $33.7 in 2013 primarily related to foreign currency translation), partially offset by the issuance of 1 million subordinate voting shares on November 15, 2013 for net proceeds after commissions and expenses of $399.5 (Cdn$417.1). Common shareholders' equity at December 31, 2013 was $7,186.7 or $339.00 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012, representing a decrease per basic share in 2013 of 10.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 7.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2013 and 2012. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Gross premiums written	1,150.0	2,278.5	530.2	2,715.5	538.5	7,212.7	36.3	–	–	(21.9)	7,227.1

Net premiums written	1,031.4	1,933.2	257.4	2,376.9	406.9	6,005.8	30.4	–	–	–	6,036.2

Net premiums earned	990.2	1,934.8	256.2	2,373.6	439.5	5,994.3	83.0	–	–	–	6,077.3

Underwriting profit (loss)	18.2	(5.1)	32.0	379.9	15.0	440.0	11.3	–	–	–	451.3
Interest and dividends	27.1	60.6	36.7	191.7	14.1	330.2	66.0	0.8	(11.7)	88.3	473.6

Operating income (loss)	45.3	55.5	68.7	571.6	29.1	770.2	77.3	0.8	(11.7)	88.3	924.9
Net gains (losses) on investments	(55.5)	(445.0)	(23.8)	(816.5)	18.8	(1,322.0)	(306.5)	–	64.5	–	(1,564.0)
Loss on repurchase of long term debt	–	–	–	–	–	–	–	–	(3.4)	–	(3.4)
Other reporting segment	–	–	–	–	–	–	–	51.1	–	–	51.1
Interest expense	–	(4.8)	–	(24.8)	(4.3)	(33.9)	(0.4)	(4.6)	(172.3)	–	(211.2)
Corporate overhead	(37.2)	(36.6)	(0.1)	(22.0)	(0.1)	(96.0)	–	–	(14.2)	(88.3)	(198.5)

Pre-tax income (loss)	(47.4)	(430.9)	44.8	(291.7)	43.5	(681.7)	(229.6)	47.3	(137.1)	–	(1,001.1)
Income taxes											436.6

Net loss											(564.5)

Attributable to:
Shareholders of Fairfax											(573.4)
Non-controlling interests											8.9

											(564.5)

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Gross premiums written	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	221.2	–	–	(120.4)	7,398.3

Net premiums written	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	199.1	–	–	–	6,194.1

Net premiums earned	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	220.1	–	–	–	6,084.9

Underwriting profit (loss)	(61.7)	(206.3)	30.1	265.8	(21.8)	6.1	(57.3)	–	–	–	(51.2)
Interest and dividends	41.5	49.6	36.2	127.5	37.6	292.4	65.1	0.2	(10.2)	76.8	424.3

Operating income (loss)	(20.2)	(156.7)	66.3	393.3	15.8	298.5	7.8	0.2	(10.2)	76.8	373.1
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	3.7	(164.2)	–	642.6
Loss on repurchase of long term debt	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Other reporting segment	–	–	–	–	–	–	6.8	33.9	–	–	40.7
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	(160.6)	–	(208.2)
Corporate overhead	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	(17.9)	(76.8)	(158.6)

Pre-tax income (loss)	(100.5)	(39.1)	66.6	609.7	246.5	783.2	183.1	35.6	(352.9)	–	649.0
Income taxes											(114.0)

Net earnings											535.0

Attributable to:
Shareholders of Fairfax											526.9
Non-controlling interests											8.1

											535.0

Balance Sheets by Reporting Segment

The company's segmented balance sheets as at December 31, 2013 and 2012 present the assets and liabilities of, and the capital invested by the company in, each of the company's major reporting segments. The segmented balance sheets have been prepared on the following basis:

  (a)
  The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax's accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

  (b)
  Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company's reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

  (c)
  Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,491.0 as at December 31, 2013 (December 31, 2012 – $2,377.7) consisted of Fairfax debt of $2,337.7 (December 31, 2012 – $2,220.2) and other long term obligations, comprised of the purchase consideration payable related to the TRG acquisition of $144.2 (December 31, 2012 – $148.4) and TIG trust preferred securities of $9.1 (December 31, 2012 – $9.1).

Segmented Balance Sheet as at December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	32.6	11.3	–	246.0	–	289.9	–	–	1,006.8	1,296.7
Insurance contract receivables	289.4	390.3	95.0	815.8	166.0	1,756.5	350.5	–	(90.0)	2,017.0
Portfolio investments	3,183.8	4,977.7	1,089.9	7,986.6	1,768.7	19,006.7	4,604.4	100.8	121.4	23,833.3
Deferred premium acquisition costs	100.0	104.2	20.0	204.2	37.0	465.4	–	–	(3.0)	462.4
Recoverable from reinsurers	835.3	1,732.8	511.5	990.4	189.4	4,259.4	1,773.7	–	(1,058.4)	4,974.7
Deferred income taxes	67.7	317.2	–	204.8	15.4	605.1	70.4	–	339.5	1,015.0
Goodwill and intangible assets	177.9	650.6	29.2	168.9	20.9	1,047.5	46.0	217.6	0.7	1,311.8
Due from affiliates	101.1	1.1	4.9	205.4	0.3	312.8	281.4	–	(594.2)	–
Other assets	168.0	199.9	44.5	138.3	67.3	618.0	66.2	364.5	(0.8)	1,047.9
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–

Total assets	4,988.4	8,482.6	1,795.0	11,141.8	2,265.0	28,672.8	7,476.9	682.9	(873.8)	35,958.8

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	25.8	–	25.8
Accounts payable and accrued liabilities	174.7	266.1	229.3	494.1	103.2	1,267.4	173.3	211.7	148.0	1,800.4
Income taxes payable	–	–	7.7	–	–	7.7	51.7	5.0	15.7	80.1
Short sale and derivative obligations	33.8	26.9	0.1	118.1	14.1	193.0	20.3	–	55.1	268.4
Due to affiliates	7.6	26.4	4.2	10.8	7.0	56.0	11.6	20.0	(87.6)	–
Funds withheld payable to reinsurers	3.9	397.4	70.9	16.3	37.8	526.3	32.5	–	(97.6)	461.2
Provision for losses and loss adjustment expenses	2,686.1	4,720.9	643.9	5,603.5	1,095.9	14,750.3	5,493.8	–	(1,031.3)	19,212.8
Provision for unearned premiums	602.4	766.4	219.9	825.6	211.4	2,625.7	73.7	–	(18.5)	2,680.9
Deferred income taxes	–	–	9.0	–	0.4	9.4	–	40.6	(50.0)	–
Long term debt	–	79.5	–	264.1	93.7	437.3	22.2	18.2	2,491.0	2,968.7

Total liabilities	3,508.5	6,283.6	1,185.0	7,332.5	1,563.5	19,873.1	5,879.1	321.3	1,424.8	27,498.3

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,479.9	2,199.0	602.0	3,809.3	701.5	8,791.7	1,597.8	354.3	(2,390.7)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	7.3	92.1	107.4

Total equity	1,479.9	2,199.0	610.0	3,809.3	701.5	8,799.7	1,597.8	361.6	(2,298.6)	8,460.5

Total liabilities and total equity	4,988.4	8,482.6	1,795.0	11,141.8	2,265.0	28,672.8	7,476.9	682.9	(873.8)	35,958.8

Capital
Debt	–	79.5	–	264.1	93.7	437.3	22.2	44.0	2,491.0	2,994.5
Investments in Fairfax affiliates	32.6	97.5	–	181.4	–	311.5	284.3	–	(595.8)	–
Shareholders' equity attributable to shareholders of Fairfax	1,447.3	2,101.5	602.0	3,627.9	701.5	8,480.2	1,313.5	354.3	(1,794.9)	8,353.1
Non-controlling interests	–	–	8.0	–	–	8.0	–	99.4	–	107.4

Total capital	1,479.9	2,278.5	610.0	4,073.4	795.2	9,237.0	1,620.0	497.7	100.3	11,455.0

% of total capital	12.9%	19.9%	5.3%	35.6%	7.0%	80.7%	14.1%	4.3%	0.9%	100.0%

Segmented Balance Sheet as at December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	43.2	16.8	–	310.1	–	370.1	–	–	799.1	1,169.2
Insurance contract receivables	292.2	396.1	101.4	741.6	177.2	1,708.5	244.9	–	(8.0)	1,945.4
Portfolio investments	3,378.3	5,214.2	972.8	8,569.8	1,870.7	20,005.8	4,938.3	105.8	113.3	25,163.2
Deferred premium acquisition costs	104.4	101.4	23.8	201.6	46.5	477.7	–	–	(14.6)	463.1
Recoverable from reinsurers	982.5	1,630.5	507.2	984.9	203.6	4,308.7	2,154.9	–	(1,172.8)	5,290.8
Deferred income taxes	66.7	157.3	–	93.5	20.4	337.9	6.8	–	262.9	607.6
Goodwill and intangible assets	225.4	622.4	30.8	164.4	18.5	1,061.5	5.3	255.3	(0.9)	1,321.2
Due from affiliates	129.7	0.4	5.9	2.0	7.7	145.7	297.9	–	(443.6)	–
Other assets	179.5	209.0	34.8	131.3	55.2	609.8	68.1	321.2	(14.2)	984.9
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–

Total assets	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	682.3	(1,104.7)	36,945.4

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	52.1	–	52.1
Accounts payable and accrued liabilities	214.3	253.2	191.8	526.3	110.9	1,296.5	296.4	170.7	114.1	1,877.7
Income taxes payable	1.0	–	8.6	25.9	0.1	35.6	31.3	4.1	(0.5)	70.5
Short sale and derivative obligations	45.0	28.0	3.9	88.2	7.4	172.5	27.6	–	38.1	238.2
Due to affiliates	1.3	42.3	0.8	16.8	5.4	66.6	15.3	20.4	(102.3)	–
Funds withheld payable to reinsurers	5.8	322.5	94.1	5.8	0.5	428.7	23.7	–	(12.7)	439.7
Provision for losses and loss adjustment expenses	2,971.4	4,582.9	610.4	5,656.3	1,190.7	15,011.7	5,757.5	–	(1,120.4)	19,648.8
Provision for unearned premiums	643.6	756.3	227.8	834.4	245.6	2,707.7	74.8	–	(55.1)	2,727.4
Deferred income taxes	–	–	9.0	–	1.4	10.4	–	29.9	(40.3)	–
Long term debt	–	79.5	–	446.0	92.8	618.3	–	0.5	2,377.7	2,996.5

Total liabilities	3,882.4	6,064.7	1,146.4	7,599.7	1,654.8	20,348.0	6,226.6	277.7	1,198.6	28,050.9

Equity
Shareholders' equity attributable to shareholders of Fairfax	1,554.2	2,380.5	523.2	3,780.9	773.4	9,012.2	1,773.9	404.3	(2,369.3)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	0.3	66.0	73.4

Total equity	1,554.2	2,380.5	530.3	3,780.9	773.4	9,019.3	1,773.9	404.6	(2,303.3)	8,894.5

Total liabilities and total equity	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	682.3	(1,104.7)	36,945.4

Capital
Debt	–	79.5	–	446.0	92.8	618.3	–	52.6	2,377.7	3,048.6
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–
Shareholders' equity attributable to shareholders of Fairfax	1,519.5	2,283.4	523.2	3,599.5	745.0	8,670.6	1,489.6	404.3	(1,743.4)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	66.3	–	73.4

Total capital	1,554.2	2,460.0	530.3	4,226.9	866.2	9,637.6	1,773.9	523.2	8.4	11,943.1

% of total capital	13.0%	20.6%	4.4%	35.4%	7.3%	80.7%	14.9%	4.4%	–%	100.0%

Components of Net Earnings

    Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2013 and 2012.

    Canadian Insurance – Northbridge(1)

	2013	2012
Underwriting profit (loss)	18.2	(61.7)

Loss & LAE – accident year	77.5%	76.2%
Commissions	16.3%	15.0%
Underwriting expenses	20.0%	21.1%

Combined ratio – accident year	113.8%	112.3%
Net favourable development	(15.6)%	(6.1)%

Combined ratio – calendar year	98.2%	106.2%

Gross premiums written	1,150.0	1,194.3

Net premiums written	1,031.4	948.7

Net premiums earned	990.2	992.2

Underwriting profit (loss)	18.2	(61.7)
Interest and dividends	27.1	41.5

Operating income (loss)	45.3	(20.2)
Net losses on investments	(55.5)	(63.1)

Pre-tax loss before interest and other	(10.2)	(83.3)

Net loss	(8.7)	(38.1)

(1)
The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2013 Northbridge sold its wholly-owned U.S.-based subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance Company ("TIG Insurance"). CICA had total equity of $20.8 on January 1, 2013 principally comprised of its U.S. property business in runoff following the renewal rights transfer discussed below. Periods prior to January 1, 2013 have not been restated as the impact was not significant. Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Effective May 1, 2012 Northbridge sold the renewal rights of its U.S. property business to a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer").

Northbridge's underwriting results in 2013 showed significant improvement compared to 2012 primarily due to increased net favourable prior year reserve development, partially offset by higher current period catastrophe losses and the competitive conditions within the Canadian commercial lines insurance market which remained challenging. Northbridge reported an underwriting profit of $18.2 (combined ratio of 98.2%) in 2013 compared to an underwriting loss of $61.7 (combined ratio of 106.2%) in 2012.

Net favourable prior year reserve development, reflecting better than expected emergence across most accident years and lines of business, increased from $60.8 (6.1 combined ratio points) in 2012 to $154.0 (15.6 combined ratio points) in 2013. Current period catastrophe losses in 2013 (inclusive of reinstatement premiums payable) totaled $61.0 (6.2 combined ratio points) comprised principally of the impact of the Alberta floods of $34.1 (3.5 combined ratio points) and the Toronto floods of $18.5 (1.9 combined ratio points). The underwriting results in 2012 included current period catastrophe losses (inclusive of reinstatement premiums payable) of $39.0 (4.0 combined ratio points), primarily related to the impact of Hurricane Sandy on the U.S. property exposure of Northbridge Indemnity prior to the sale of that business to TIG Insurance and also included the impact of storms in Alberta, Ontario and Quebec.

Northbridge's expense ratio decreased from 21.1% in 2012 to 20.0% in 2013 primarily as a result of lower operating expenses in 2013 (operating expenses in 2012 included a non-recurring adjustment to the harmonized sales tax applied to reinsurance premiums ceded to foreign affiliated reinsurers) and a year-over-year increase in net premiums earned of 2.8% (expressed in Canadian dollars). Northbridge's corporate overhead in 2013 included a charge of $31.2 (Cdn$31.9) related to software development costs that became redundant following a decision by Northbridge to pursue a new group-wide underwriting software system. Northbridge's commission expense ratio increased from 15.0% in 2012 to 16.3% in 2013 reflecting lower ceding commissions received in 2013 following the termination of the intercompany quota share reinsurance contract discussed above.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in 2013 and 2012, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2012 and exclude the effect on January 1, 2013 of the unearned premium portfolio transfer.

	Cdn$
	2013	2012
Gross premiums written	1,184.2	1,172.2
Net premiums written	1,023.4	940.5
Net premiums earned	1,018.9	971.6

Gross premiums written increased by 1.0% from Cdn$1,172.2 in 2012 to Cdn$1,184.2 in 2013 due to higher premium volumes at Federated Insurance, partially offset by lower premium volumes at Northbridge Insurance. Higher premium volumes at Federated Insurance in 2013 reflected an increase in the opportunities to quote on new business coupled with an increase in the ratio of new business accepted relative to business quoted. Lower premium volumes at Northbridge Insurance reflected modest decreases in writings across most segments except in the Specialty Risk segment which benefited from increased fronting of property and aviation business. In addition to the factors which impacted gross premiums written, the growth in net premiums written and net premiums earned of 8.8% and 4.9% respectively in 2013, reflected increased premium retention following the termination of the intercompany quota share reinsurance contract with Group Re.

The significant year-over-year improvement in underwriting profitability and decreased net losses on investments (as set out in the table following this paragraph), partially offset by lower interest and dividend income (principally reflecting the impact of increased holdings of cash and short term investments year-over-year, increased investment administration expenses and lower dividend income due to sales of certain dividend paying common stocks in 2013, partially offset by an increase in share of profit of associates), produced a pre-tax loss before interest and other of $10.2 in 2013 compared to a pre-tax loss before interest and other of $83.3 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	141.3	60.1
Equity hedges	(202.8)	(137.3)
Bonds	(29.4)	73.9
Preferred stocks	(5.5)	(11.7)
CPI-linked derivatives	(27.6)	(35.1)
Foreign currency	47.0	(20.3)
Gain on disposition of associates	22.2	6.8
Other	(0.7)	0.5

Net losses on investments	(55.5)	(63.1)

Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $716.1 in 2013 (2012 – $45.6). Cash provided by operating activities of $22.7 in 2013 was relatively unchanged from cash provided by operating activities of $23.4 in 2012.

Northbridge's average annual return on average equity over the past 28 years since inception in 1985 was 13.5% at December 31, 2013 (December 31, 2012 – 14.0%) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2013 and 2012.

	2013(1)	2012(1)
Assets
Holding company cash and investments	32.6	43.2
Insurance contract receivables	289.4	292.2
Portfolio investments	3,183.8	3,378.3
Deferred premium acquisition costs	100.0	104.4
Recoverable from reinsurers	835.3	982.5
Deferred income taxes	67.7	66.7
Goodwill and intangible assets	177.9	225.4
Due from affiliates	101.1	129.7
Other assets	168.0	179.5
Investment in Fairfax affiliates	32.6	34.7

Total assets	4,988.4	5,436.6

Liabilities
Accounts payable and accrued liabilities	174.7	214.3
Income taxes payable	–	1.0
Short sale and derivative obligations	33.8	45.0
Due to affiliates	7.6	1.3
Funds withheld payable to reinsurers	3.9	5.8
Provision for losses and loss adjustment expenses	2,686.1	2,971.4
Provision for unearned premiums	602.4	643.6

Total liabilities	3,508.5	3,882.4

Total equity	1,479.9	1,554.2

Total liabilities and total equity	4,988.4	5,436.6

(1)
These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge's total equity was $1,330.5 at December 31, 2013 (December 31, 2012 – $1,389.5).

Northbridge's Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax's consolidated financial reporting and reflect the currency translation effect in 2013 of the depreciation of the Canadian dollar relative to the U.S. dollar (6.3% on a year-over-year basis). As regards certain December 31, 2013 balance sheet items: Provision for losses and loss adjustment expenses and recoverable from reinsurers decreased reflecting improved loss experience. The decrease in recoverable from reinsurers (specifically the reinsurers' share of provision for unearned premiums) also reflected the impact of the unearned premium portfolio transfer. Total equity decreased primarily reflecting the net loss in 2013 and decreased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge's investment in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
Ridley	31.8%

    U.S. Insurance – Crum & Forster and Zenith National(1)

	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	(24.3)	19.2	(5.1)	(113.2)	(93.1)	(206.3)

Loss & LAE – accident year	70.1%	67.5%	69.2%	73.1%	77.9%	74.7%
Commissions	13.3%	9.8%	12.1%	13.0%	9.8%	11.9%
Underwriting expenses	17.8%	25.1%	20.4%	18.8%	28.2%	21.9%

Combined ratio – accident year	101.2%	102.4%	101.7%	104.9%	115.9%	108.5%
Net adverse (favourable) development	0.7%	(5.3)%	(1.4)%	4.4%	(0.3)%	2.9%

Combined ratio – calendar year	101.9%	97.1%	100.3%	109.3%	115.6%	111.4%

Gross premiums written	1,562.2	716.3	2,278.5	1,529.7	633.5	2,163.2

Net premiums written	1,232.9	700.3	1,933.2	1,253.4	619.4	1,872.8

Net premiums earned	1,261.0	673.8	1,934.8	1,214.6	597.0	1,811.6

Underwriting profit (loss)	(24.3)	19.2	(5.1)	(113.2)	(93.1)	(206.3)
Interest and dividends	38.3	22.3	60.6	28.1	21.5	49.6

Operating income (loss)	14.0	41.5	55.5	(85.1)	(71.6)	(156.7)
Net gains (losses) on investments	(313.8)	(131.2)	(445.0)	126.2	21.1	147.3
Loss on repurchase of long term debt	–	–	–	(0.8)	–	(0.8)

Pre-tax income (loss) before interest and other	(299.8)	(89.7)	(389.5)	40.3	(50.5)	(10.2)

Net earnings (loss)	(195.7)	(59.9)	(255.6)	29.3	(35.2)	(5.9)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster

On December 31, 2013 Runoff (Clearwater Insurance) assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. Runoff received $68.6 of cash and investments as consideration from Crum & Forster for assuming those liabilities. This transfer is expected to reduce the volatility of the operating income of Crum & Forster and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff. In its assessment of the performance of Crum & Forster and Runoff, the company's management does not consider the initial effects of such reinsurance transactions and as a result, the tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial effects of this transaction. Had this reinsurance transaction been reflected in the operating results of the Crum & Forster segment, net premiums written and net premiums earned would have decreased by $68.6 and losses on claims would have decreased by $68.6 with Crum & Forster's operating income remaining unchanged in 2013.

On October 3, 2013 Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. In 2014 Crum & Forster anticipates writing approximately $73 of gross premiums related to these renewal rights.

Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe. This strategic combination will allow Hudson (which also underwrites this line of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produces approximately $20 of annual gross premiums written.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 of gross premiums written annually. Prior to the acquisition, Crum & Forster underwrote all of the premiums produced by Hartville and ceded 57% of this business to a reinsurance subsidiary controlled by Hartville. Subsequent to the acquisition, Crum & Forster will underwrite and retain 100% of the premiums produced by Hartville.

Crum & Forster reported an underwriting loss of $24.3 and a combined ratio of 101.9% in 2013 compared to an underwriting loss of $113.2 and a combined ratio of 109.3% in 2012. The improvement in underwriting performance primarily reflected the pre-tax impact of decreased net adverse prior year reserve development and lower current period catastrophe losses.

Crum & Forster's underwriting results in 2013 included $8.3 (0.7 of a combined ratio point) of net adverse prior year reserve development, primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster. Crum & Forster's underwriting results in 2012 included $54.0 (4.4 combined ratio points) of net adverse prior year reserve development, primarily related to workers' compensation loss reserves at Crum & Forster and general liability loss reserves at First Mercury, partially offset by net favourable emergence in the loss reserves of other lines of business. Current period catastrophe losses of $3.7 in 2013 decreased significantly from catastrophe losses of $28.7 in 2012 which primarily reflected the impact of Hurricane Sandy.

Crum & Forster's expense ratio (excluding commissions) decreased from 18.8% in 2012 to 17.8% in 2013 reflecting increased net premiums earned of 3.8% and decreased underwriting expenses of 1.5%. Underwriting expenses in 2013 included the benefit of a business interruption insurance recovery related to Hurricane Sandy at the Seneca division and lower premium tax expense, partially offset by increased compensation expense. Underwriting expenses in 2012 included a non-recurring benefit following the release of a reserve for uncollectible balances related to structured settlements. Crum & Forster's commission expense ratio increased from 13.0% in 2012 to 13.3% in 2013 principally as a result of unfavourable adjustments to profit sharing reinsurance commissions at First Mercury related to the net adverse prior year reserve development described in the preceding paragraph.

Gross premiums written increased by 2.1% from $1,529.7 in 2012 to $1,562.2 in 2013 primarily reflecting an increase in specialty lines gross premiums written of $129.3 (increased by 10.9%), partially offset by lower standard lines gross premiums written of $96.8 (decreased by 28.2% due to the re-underwriting of the workers' compensation business which was completed in the fourth quarter of 2013). Specialty lines gross premiums written increased year-over-year in every specialty division, except First Mercury, with Fairmont accident and health business (mostly related to a new travel program) accounting for the majority of the growth. The reduced premium volume at First Mercury was the result of the targeted non-renewal of unprofitable classes of primary and excess general liability business written in the excess and surplus lines market. Crum & Forster's environmental casualty and First Mercury business benefited in 2013 from approximately $9 and $4 of gross premiums written respectively, as a result of the acquisition of American Safety.

Net premiums written decreased by 1.6% in 2013 reflecting the impact of the shift in business mix described in the preceding paragraph, partially offset by increased premium retention of business produced by Hartville (an increase year-over-year of $13.9). The increase in comparatively low premium retention specialty business and the decrease in higher premium retention business (primarily workers' compensation) resulted in the growth in net premiums written lagging the growth in gross premiums.

Net premiums earned increased by 3.8% in 2013 reflecting the increase in accident and health net premiums written which earn into income over a shorter period of time, partially offset by reductions in the net premiums written in the workers' compensation and First Mercury lines of business in prior quarters.

Interest and dividend income of $28.1 in 2012 increased to $38.3 in 2013 reflecting lower total return swap expense (Crum & Forster terminated approximately $1.1 billion notional amount of short equity index total return swaps in 2013) and an increase in share of profit of associates, partially offset by lower investment income earned reflecting the sale of higher-yielding municipal, government and corporate bonds in 2012 and sales of dividend paying common stocks in 2013 where the proceeds were reinvested into lower yielding cash and short term investments. The significant increase in net losses on investments, partially offset by the improvements in underwriting profitability and higher interest and dividend income, produced a pre-tax loss before interest and other of $299.8 in 2013 compared to pre-tax income before interest and other of $40.3 in 2012.

Crum & Forster's cash resources, excluding the impact of foreign currency translation, increased by $14.8 in 2013 compared to a decrease of $48.5 in 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $122.8 in 2013 compared to $116.7 in 2012 with the year-over-year increase primarily attributable to increased net premium collections and higher investment income and income tax recoveries received. Crum & Forster's cumulative net earnings since acquisition on August 13, 1998 was $1,406.8, and its annual return on average equity since acquisition has been 9.2% (December 31, 2012 – 10.7%).

Zenith National

Zenith National reported an underwriting profit of $19.2 and a combined ratio of 97.1% in 2013 compared to an underwriting loss of $93.1 and a combined ratio of 115.6% in 2012. Net premiums earned in 2013 of $673.8 increased from $597.0 in 2012 principally reflecting premium rate increases. The improvement in Zenith National's combined ratios in 2013 compared to 2012 reflected: a decrease of 10.4 percentage points in the accident year loss and LAE ratio in 2013 due to earned premium price increases exceeding estimates of loss trends; net favourable prior year reserve development of 5.3 percentage points in 2013 reflecting net favourable emergence related to the 2012 accident year; and a decrease in the expense ratio (excluding commissions) of 3.1 percentage points in 2013 as a result of a 12.9% year-over-year increase in net premiums earned.

Interest and dividend income remained stable year-over-year ($22.3 in 2013 compared to $21.5 in 2012). The significant net losses on investments (as set out in the table below), partially offset by improvements in underwriting profitability and relatively stable interest and dividend income, produced a pre-tax loss before interest and other of $89.7 in 2013 compared to a pre-tax loss before interest and other of $50.5 in 2012.

At December 31, 2013 Zenith National had unrestricted cash and cash equivalents of $54.0. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $36.7 in 2012 to $109.2 in 2013 primarily as a result of higher net premium collections.

Net gains (losses) on investments in the years ended December 31, 2013 and 2012 for the U.S. Insurance segment were comprised as shown in the following table:

	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	214.0	76.2	290.2	161.2	15.5	176.7
Equity hedges	(339.0)	(121.5)	(460.5)	(177.5)	(26.2)	(203.7)
Bonds	(181.3)	(88.5)	(269.8)	169.9	34.7	204.6
Preferred stocks	13.9	11.9	25.8	(0.8)	6.5	5.7
CPI-linked derivatives	(15.8)	(9.2)	(25.0)	(18.3)	(11.2)	(29.5)
Other	(5.6)	(0.1)	(5.7)	(8.3)	1.8	(6.5)

Net gains (losses) on investments	(313.8)	(131.2)	(445.0)	126.2	21.1	147.3

Set out below are the balance sheets for U.S. Insurance as at December 31, 2013 and 2012.

	2013				2012
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	5.6	5.7	–	11.3	2.0	14.8	–	16.8
Insurance contract receivables	194.0	196.3	–	390.3	214.1	182.0	–	396.1
Portfolio investments	3,320.1	1,657.6	–	4,977.7	3,552.7	1,661.5	–	5,214.2
Deferred premium acquisition costs	95.1	9.1	–	104.2	94.5	6.9	–	101.4
Recoverable from reinsurers	1,568.3	164.5	–	1,732.8	1,454.1	176.4	–	1,630.5
Deferred income taxes	272.8	44.4	–	317.2	156.3	1.0	–	157.3
Goodwill and intangible assets	187.1	463.5	–	650.6	149.7	472.7	–	622.4
Due from affiliates	0.9	0.2	–	1.1	0.3	0.1	–	0.4
Other assets	143.2	56.7	–	199.9	140.0	69.0	–	209.0
Investments in Fairfax affiliates	126.9	–	(29.4)	97.5	126.5	–	(29.4)	97.1

Total assets	5,914.0	2,598.0	(29.4)	8,482.6	5,890.2	2,584.4	(29.4)	8,445.2

Liabilities
Accounts payable and accrued liabilities	201.4	64.7	–	266.1	194.4	58.8	–	253.2
Short sale and derivative obligations	14.7	12.2	–	26.9	18.4	9.6	–	28.0
Due to affiliates	26.0	0.4	–	26.4	42.3	–	–	42.3
Funds withheld payable to reinsurers	397.4	–	–	397.4	322.5	–	–	322.5
Provision for losses and loss adjustment expenses	3,401.0	1,319.9	–	4,720.9	3,290.6	1,292.3	–	4,582.9
Provision for unearned premiums	525.0	241.4	–	766.4	542.3	214.0	–	756.3
Long term debt	41.4	38.1	–	79.5	41.4	38.1	–	79.5

Total liabilities	4,606.9	1,676.7	–	6,283.6	4,451.9	1,612.8	–	6,064.7

Total equity	1,307.1	921.3	(29.4)	2,199.0	1,438.3	971.6	(29.4)	2,380.5

Total liabilities and total equity	5,914.0	2,598.0	(29.4)	8,482.6	5,890.2	2,584.4	(29.4)	8,445.2

(1)
These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National's IFRS total equity was $532.5 at December 31, 2013 (December 31, 2012 – $578.0).

Significant changes to the balance sheet of U.S. Insurance at December 31, 2013 compared to December 31, 2012 primarily reflected growth in the year-over-year business volumes at Crum & Forster and Zenith National. Portfolio investments decreased principally as a result of hedging losses and unrealized mark-to-market losses (primarily related to bonds), partially offset by net appreciation of the common stock portfolio and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Recoverable from reinsurers at Crum & Forster increased as a result of adverse development on general liability loss reserves ceded to reinsurers including the $68.6 of New York construction contractors' business ceded to Runoff. Deferred income taxes increased at Crum & Forster and Zenith National principally due to increased net operating losses recorded during 2013. Provision for losses and loss adjustment expenses at Crum & Forster increased primarily as a result of adverse prior year reserve development on general liability losses. Total equity decreased primarily as a result of the net losses of $195.7 (2012 – net earnings of $29.3) and $59.9 (2012 – $35.2) at Crum & Forster and Zenith National respectively, partially offset by capital contributions from Fairfax to Crum & Forster and Zenith National of $65.0 (2012 – $5.0) and $10.0 (2012 – nil) respectively. Crum & Forster and Zenith National paid dividends to Fairfax and its affiliates in 2013 of nil (2012 – $63.0) and nil (2012 – $100.0) respectively.

Crum & Forster's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
OdysseyRe	8.1%
Zenith National	2.0%

    Asian Insurance – Fairfax Asia

	2013	2012
Underwriting profit	32.0	30.1

Loss & LAE – accident year	80.3%	78.8%
Commissions	1.4%	2.5%
Underwriting expenses	12.3%	12.8%

Combined ratio – accident year	94.0%	94.1%
Net favourable development	(6.5)%	(7.1)%

Combined ratio – calendar year	87.5%	87.0%

Gross premiums written	530.2	515.2

Net premiums written	257.4	240.6

Net premiums earned	256.2	231.4

Underwriting profit	32.0	30.1
Interest and dividends	36.7	36.2

Operating income	68.7	66.3
Net gains (losses) on investments	(23.8)	0.3

Pre-tax income before interest and other	44.9	66.6

Net earnings	35.8	53.8

Fairfax Asia comprises the company's Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance (Hong Kong) Company Limited, Malaysia-based The Pacific Insurance Berhad, 40.5%-owned Bangkok-based Falcon Insurance PLC ("Falcon Thailand") and 26.0%-owned Mumbai-based ICICI Lombard General Insurance Company Limited ("ICICI Lombard"), India's largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India's second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

Fairfax Asia reported an underwriting profit of $32.0 and a combined ratio of 87.5% in 2013 compared to an underwriting profit of $30.1 and a combined ratio of 87.0% in 2012. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	2013	2012
First Capital	78.1%	79.0%
Falcon	101.3%	98.4%
Pacific Insurance	91.7%	90.8%

Fairfax Asia's combined ratio in 2013 included 6.5 combined ratio points ($16.7) of net favourable prior year reserve development compared to 7.1 combined ratio points ($16.4) of net favourable prior year reserve development in 2012 (primarily attributable to commercial automobile, workers' compensation and marine hull loss reserves in 2013 and 2012, partially offset by net adverse prior year development of property loss reserves related to the Thailand floods in 2012). Falcon's combined ratio in 2013 reflected the impact of an assumed Thailand-based commercial automobile treaty which resulted in higher loss and commission ratios.

During 2013 gross premiums written, net premiums written and net premiums earned increased by 2.9%, 7.0% and 10.7% respectively, primarily as a result of increased writings in the commercial automobile, engineering and liability lines of business, partially offset by reduced writings in the marine hull line of business. The year-over-year increase in net premiums written in 2013 exceeded the increase in gross premiums written due to the growth in the commercial automobile line of business (primarily at Falcon and Pacific Insurance) where Fairfax Asia's premium retention is higher relative to its other lines of business. The increase in net premiums earned reflected the growth in net premiums written in prior periods.

The combination of the year-over-year increase in net losses on investments (as set out in the table below), partially offset by increased underwriting profit and stable interest and dividend income on a year-over-year basis, produced pre-tax income before interest and other of $44.9 in 2013 compared to pre-tax income before interest and other of $66.6 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	10.1	12.9
Equity hedges	(30.1)	(16.4)
Bonds	(7.7)	17.3
Preferred stocks	(1.0)	(2.5)
Foreign currency	5.0	(10.9)
Other	(0.1)	(0.1)

Net gains (losses) on investments	(23.8)	0.3

As at December 31, 2013 the company had invested a total of $112.7 to acquire and maintain its 26.0% interest in ICICI Lombard and carried this investment at $80.1 under the equity method of accounting (fair value of $261.0 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2013). In 2013 Fairfax Asia contributed $4.8 (2012 – nil) to ICICI Lombard through participation in a rights offering to maintain its 26.0% ownership interest. The company's investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2013, ICICI Lombard's gross premiums written increased in Indian rupees by 13% over the comparable period in 2012, with a combined ratio of 105.9%. The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2013 as recent new entrants continued to increase their market share. With a 9.6% market share, 4,924 employees and 273 offices across India, ICICI Lombard is India's largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

Set out below are the balance sheets for Fairfax Asia as at December 31, 2013 and 2012:

	2013	2012
Assets
Insurance contract receivables	95.0	101.4
Portfolio investments	1,089.9	972.8
Deferred premium acquisition costs	20.0	23.8
Recoverable from reinsurers	511.5	507.2
Goodwill and intangible assets	29.2	30.8
Due from affiliates	4.9	5.9
Other assets	44.5	34.8

Total assets	1,795.0	1,676.7

Liabilities
Accounts payable and accrued liabilities	229.3	191.8
Income taxes payable	7.7	8.6
Short sale and derivative obligations	0.1	3.9
Due to affiliates	4.2	0.8
Funds withheld payable to reinsurers	70.9	94.1
Provision for losses and loss adjustment expenses	643.9	610.4
Provision for unearned premiums	219.9	227.8
Deferred income taxes	9.0	9.0

Total liabilities	1,185.0	1,146.4

Total equity	610.0	530.3

Total liabilities and total equity	1,795.0	1,676.7

Fairfax Asia's balance sheet at December 31, 2013 reflected the year-over-year impact of the appreciation of the U.S. dollar relative to the Singapore dollar and Malaysian ringgit of 3.3% and 6.6% respectively. As regards certain December 31, 2013 balance sheet items: Portfolio investments increased reflecting a capital contribution from Fairfax and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Recoverable from reinsurers and provision for losses and loss adjustment expenses increased reflecting growth in year-over-year business volumes across all of the operating companies within the group. Funds withheld payable to reinsurers decreased reflecting the settlement by First Capital of a significant balance. Total equity increased primarily as a result of the net earnings in 2013 and a capital contribution received from Fairfax.

    Reinsurance – OdysseyRe(1)

	2013	2012
Underwriting profit	379.9	265.8

Loss & LAE – accident year	64.2%	67.7%
Commissions	20.0%	19.0%
Underwriting expenses	8.8%	8.4%

Combined ratio – accident year	93.0%	95.1%
Net favourable development	(9.0)%	(6.6)%

Combined ratio – calendar year	84.0%	88.5%

Gross premiums written	2,715.5	2,773.2

Net premiums written	2,376.9	2,402.3

Net premiums earned	2,373.6	2,315.3

Underwriting profit	379.9	265.8
Interest and dividends	191.7	127.5

Operating income	571.6	393.3
Net gains (losses) on investments	(816.5)	267.2

Pre-tax income (loss) before interest and other	(244.9)	660.5

Net earnings (loss)	(146.7)	394.4

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

On October 3, 2013 Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe, assumed the renewal rights to American Safety's surety lines of business. In 2014 Hudson anticipates writing approximately $30 of gross premiums written related to these renewal rights.

Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson. This strategic combination will allow Hudson (also an underwriter of these lines of business) to provide a more focused and efficient presence in the marketplace for such insurance. The transferred business produces approximately $20 of annual gross premiums written.

On June 1, 2012 OdysseyRe entered into a significant quota share reinsurance contract covering property risks in Florida (the "Florida property quota share reinsurance contract"). On the inception date the cedent transferred $119.8 of unearned premiums to OdysseyRe. The Florida property quota share reinsurance contract was renewed on June 1, 2013 with OdysseyRe's participation rate decreasing from 45% to 30%, requiring OdysseyRe to return $37.9 of unearned premiums to the cedent.

OdysseyRe's underwriting profit increased to $379.9 (a combined ratio of 84.0%) in 2013 from $265.8 (a combined ratio of 88.5%) in 2012. The increase in underwriting profit reflected the pre-tax impact of a significant decrease in current period catastrophe losses (as set out in the table below) and higher net favourable prior year reserve development, partially offset by a modest increase in the commission expense ratio.

	2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Typhoon Fitow	25.8	1.1		–	–
Alberta floods	25.1	1.1		–	–
Germany hailstorms	25.0	1.1		–	–
Central Europe floods	14.9	0.6		–	–
Windstorm Christian	12.9	0.6		–	–
Toronto floods	11.0	0.5		–	–
Hurricane Sandy	–	–		175.0	7.7
Other	88.7	3.7		108.2	4.7

	203.4	8.7	points	283.2	12.4	points

(1)
Net of reinstatement premiums.

OdysseyRe's combined ratio in 2013 included the benefit of 9.0 combined ratio points ($214.7) of net favourable prior year reserve development compared to 6.6 combined ratio points ($152.0) in 2012. Net favourable prior year reserve development during those respective periods primarily reflected net favourable emergence on property catastrophe, casualty and non-castastrophe property loss reserves.

OdysseyRe's commission expense ratio increased from 19.0% in 2012 to 20.0% in 2013 principally reflecting changes in OdysseyRe's mix of business (primarily the Florida property quota share reinsurance contract) and higher reinstatement premiums received in 2012, which do not attract commissions.

In order to better compare OdysseyRe's gross premiums written, net premiums written and net premiums earned in 2013 and 2012, the premiums presented in the following table exclude from those respective periods the impact of the unearned premium portfolio transfers related to the Florida property quota share reinsurance contract and also excludes from 2012 a one-time positive adjustment of $49.5 to reflect the earning into income of certain lines of business in OdysseyRe's U.S. Insurance division to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant.

	2013	2012
Gross premiums written	2,753.4	2,653.4
Net premiums written	2,414.8	2,282.5
Net premiums earned	2,373.6	2,265.8

Gross premiums written, net premiums written and net premiums earned increased by 3.8%, 5.8% and 4.8% respectively, in 2013 compared to 2012, primarily reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout 2013 compared to seven months (June to December) in 2012, partially offset by lower writings of property catastrophe and casualty business.

Interest and dividend income increased from $127.5 in 2012 to $191.7 in 2013 primarily reflecting the following: Share of profit of associates, inclusive of limited partnership investment income, increased year-over-year (in 2012 OdysseyRe recorded its one-time $10.9 share of an impairment charge recognized by an associate). Total return swap expense decreased following the termination of approximately $1.4 billion notional amount of short equity index total return swaps in 2013. Investment income earned decreased in 2013 reflecting the sale of higher-yielding bonds during 2012 and dividend paying common stocks during 2013 where the proceeds were reinvested into lower yielding securities.

The significant net losses on investments (as set out in the table below), partially offset by increased underwriting profit and higher interest and dividend income, produced a pre-tax loss before interest and other of $244.9 in 2013 compared to pre-tax income before interest and other of $660.5 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	375.3	306.5
Equity hedges	(767.8)	(298.1)
Bonds	(385.0)	362.4
Preferred stocks	44.5	(9.5)
CPI-linked derivatives	(62.4)	(56.9)
Foreign currency	8.1	(31.5)
Gain on disposition of associate	12.2	14.7
Other	(41.4)	(20.4)

Net gains (losses) on investments	(816.5)	267.2

OdysseyRe's cash resources, excluding the impact of foreign currency translation, increased by $31.0 in 2013 compared to an increase of $202.9 in 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $369.8 in 2012 to $312.6 in 2013 primarily as a result of lower net premium collections, partially offset by lower net catastrophe loss payments.

Set out below are the balance sheets for OdysseyRe as at December 31, 2013 and 2012:

	2013(1)	2012(1)
Assets
Holding company cash and investments	246.0	310.1
Insurance contract receivables	815.8	741.6
Portfolio investments	7,986.6	8,569.8
Deferred premium acquisition costs	204.2	201.6
Recoverable from reinsurers	990.4	984.9
Deferred income taxes	204.8	93.5
Goodwill and intangible assets	168.9	164.4
Due from affiliates	205.4	2.0
Other assets	138.3	131.3
Investments in Fairfax affiliates	181.4	181.4

Total assets	11,141.8	11,380.6

Liabilities
Accounts payable and accrued liabilities	494.1	526.3
Income taxes payable	–	25.9
Short sale and derivative obligations	118.1	88.2
Due to affiliates	10.8	16.8
Funds withheld payable to reinsurers	16.3	5.8
Provision for losses and loss adjustment expenses	5,603.5	5,656.3
Provision for unearned premiums	825.6	834.4
Long term debt	264.1	446.0

Total liabilities	7,332.5	7,599.7

Total equity	3,809.3	3,780.9

Total liabilities and total equity	11,141.8	11,380.6

(1)
These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe's IFRS total equity was $3,701.3 at December 31, 2013 (December 31, 2012 – $3,673.1).

OdysseyRe's balance sheet at December 31, 2013 reflected the year-over-year impact of the depreciation of the U.S. dollar relative to the euro and British pound sterling of 4.5% and 1.9% respectively, partially offset by the 6.3% appreciation of the U.S. dollar relative to the Canadian dollar. As regards certain December 31, 2013 balance sheet items: Insurance contract receivables increased primarily as a result of year-over-year premium growth in U.S. crop insurance. Portfolio investments decreased principally as a result of hedging losses, unrealized mark-to-market losses primarily related to bonds, and dividends paid by OdysseyRe's operating companies, partially offset by net appreciation of the common stock portfolio and cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL). Deferred income taxes increased primarily as a result of net losses on investments. Due from affiliates increased reflecting an increase in the intercompany loan between OdysseyRe and Fairfax. Provision for losses and loss adjustment expenses decreased as a result of the settlement of claims related to Hurricane Sandy and other prior years' catastrophes and net favourable prior year reserve development. Long term debt decreased due to the repayment upon maturity of $182.9 principal amount of unsecured senior notes. Total equity increased primarily as a result of a capital contribution from Fairfax funding the above-mentioned repayment of long term debt, partially offset by the net loss in 2013.

OdysseyRe's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
Fairfax Asia	17.0%
Advent	17.0%
Zenith National	6.1%

    Insurance and Reinsurance – Other

	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0

Loss & LAE – accident year	64.0%	70.1%	71.7%	63.8%	–	67.7%
Commissions	24.0%	18.5%	17.1%	18.7%	–	20.0%
Underwriting expenses	2.7%	22.9%	8.2%	34.0%	–	15.0%

Combined ratio – accident year	90.7%	111.5%	97.0%	116.5%	–	102.7%
Net adverse (favourable) development	(18.9)%	(8.7)%	17.1%	(2.1)%	–	(6.1)%

Combined ratio – calendar year	71.8%	102.8%	114.1%	114.4%	–	96.6%

Gross premiums written	109.0	211.0	99.7	151.0	(32.2)	538.5

Net premiums written	105.0	157.0	84.1	60.8	–	406.9

Net premiums earned	138.8	164.0	85.4	51.3	–	439.5

Underwriting profit (loss)	39.1	(4.6)	(12.1)	(7.4)	–	15.0
Interest and dividends	2.5	6.5	3.9	1.2	–	14.1

Operating income (loss)	41.6	1.9	(8.2)	(6.2)	–	29.1
Net gains (losses) on investments	17.9	(1.8)	0.9	1.8	–	18.8

Pre-tax income (loss) before interest and other	59.5	0.1	(7.3)	(4.4)	–	47.9

Net earnings (loss)	63.2	(3.2)	(6.4)	(4.3)	–	49.3

	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)

Loss & LAE – accident year	68.2%	76.7%	77.4%	86.4%	–	74.0%
Commissions	23.0%	23.3%	12.2%	2.0%	–	19.8%
Underwriting expenses	1.4%	15.2%	5.1%	56.8%	–	10.6%

Combined ratio – accident year	92.6%	115.2%	94.7%	145.2%	–	104.4%
Net adverse (favourable) development	2.1%	(13.5)%	20.6%	2.2%	–	(0.1)%

Combined ratio – calendar year	94.7%	101.7%	115.3%	147.4%	–	104.3%

Gross premiums written	210.6	250.4	115.5	113.8	(38.7)	651.6

Net premiums written	206.6	187.3	95.0	41.7	–	530.6

Net premiums earned	207.6	181.8	91.3	33.6	–	514.3

Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)
Interest and dividends	21.6	10.2	7.2	(1.4)	–	37.6

Operating income (loss)	32.8	7.1	(6.8)	(17.3)	–	15.8
Net gains on investments	197.5	18.7	10.3	9.1	–	235.6

Pre-tax income (loss) before interest and other	230.3	25.8	3.5	(8.2)	–	251.4

Net earnings (loss)	236.9	0.1	2.6	(8.2)	–	231.4

Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer"). Group Re will continue to reinsure the runoff of claims liabilities assumed from Northbridge prior to January 1, 2013.

Effective January 1, 2012, the company's runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent's runoff Syndicate 3330. This transaction has not been reflected in the table above for the reason set out in the Runoff section of this MD&A. Had that reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent's underwriting profit would be unchanged in 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company's strategy of gradually consolidating all of its runoff operations under the supervision of RiverStone management.

The improvement in underwriting profitability in the Insurance and Reinsurance – Other segment in 2013 compared to 2012 reflected the pre-tax impact of a significant decrease in current period catastrophe losses and higher net favourable prior year reserve development, partially offset by modest increases in the underwriting expense ratio. The Insurance and Reinsurance – Other segment produced an underwriting profit of $15.0 and a combined ratio of 96.6% in 2013 compared to an underwriting loss of $21.8 and a combined ratio of 104.3% in 2012.

Net favourable prior year reserve development in 2013 of $26.9 (6.1 combined ratio points) primarily reflected net favourable emergence at Group Re (principally related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business), partially offset by net adverse emergence at Polish Re (principally related to commercial automobile loss reserves). Net favourable prior year reserve development in 2012 of $0.7 (0.1 of a combined ratio point) primarily reflected net adverse emergence at Polish Re (principally related to commercial automobile loss reserves) and net favourable emergence at Advent (principally related to commercial property loss reserves on discontinued business formerly produced through managing general agents).

Current period catastrophe losses (net of reinstatement premiums) in 2013 of $21.2 (4.8 combined ratio points) was principally comprised of $7.1 (1.6 combined ratio points) related to the Alberta floods, $4.8 (1.1 combined ratio points) related to the central Europe floods and $2.0 (0.5 of a combined ratio point) related to the Germany hailstorms. Current period catastrophe losses (net of reinstatement premiums) in 2012 of $58.9 (11.5 combined ratio points) was principally comprised of $40.7 of losses related to Hurricane Sandy (7.9 combined ratio points).

The underwriting expense ratio of the Insurance and Reinsurance – Other segment increased from 10.6% in 2012 to 15.0% in 2013, primarily as a result of the 14.5% year-over-year decrease in net premiums earned and increased operating expenses (primarily related to restructuring costs at Advent). The commission expense ratio of the Insurance and Reinsurance – Other segment increased from 19.8% in 2012 to 20.0% in 2013 primarily reflecting higher commission expense at Fairfax Brasil (principally related to a new affinity line of business in 2013 with commission rates that are higher than commission rates on the existing mix of business) and Polish Re (principally reflecting lower commission expense in 2012 related to favourable adjustments to profit sharing reinsurance commissions).

Gross premiums written, net premiums written and net premiums earned decreased by 11.4%, 15.9% and 14.5% respectively, in 2013 compared to 2012 (excluding the unearned premium portfolio transfer which suppressed the gross premiums written and net premiums written by Group Re in 2013 by $39.1). The decrease in gross premiums written primarily reflected the reduction in Group Re's quota share participation from 10.0% in 2012 to nil in 2013 following the termination of the intercompany quota share reinsurance contract with Northbridge and the non-renewal of certain classes of business where terms and conditions were inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil. Net premiums written and net premiums earned were also affected by the decreased usage of reinsurance at Advent during 2013.

Interest and dividend income decreased from $37.6 in 2012 to $14.1 in 2013, primarily as a result of decreased share of profit of associates (reflecting the sales of Cunningham Lindsey in 2012 and The Brick in 2013) and lower investment income earned as a result of the sale in 2012 of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments. The gain on disposition of associate of $73.9 and $167.0 as set out in the table below reflected the net gains recognized on the sale of the company's investments in The Brick and Cunningham Lindsey respectively.

The year-over-year decrease in net gains on investments (as set out in the table below) and lower interest and dividend income, partially offset by the improvement in underwriting profitability, produced pre-tax income before interest and other of $47.9 in 2013 compared to pre-tax income before interest and other of $251.4 in 2012.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	71.4	37.3
Equity hedges	(95.3)	(21.9)
Bonds	(11.8)	61.4
Preferred stocks	(11.7)	1.3
CPI-linked derivatives	(2.1)	(3.8)
Foreign currency	0.9	(1.4)
Gain on disposition of associate	73.9	167.0
Other	(6.5)	(4.3)

Net gains on investments	18.8	235.6

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2013 and 2012.

	2013						2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	29.6	64.9	23.2	65.9	(17.6)	166.0	32.7	86.2	28.6	56.8	(27.1)	177.2
Portfolio investments	909.7	557.7	217.5	83.8	–	1,768.7	1,025.2	576.8	181.1	87.6	–	1,870.7
Deferred premium acquisition costs	8.5	11.1	7.4	11.5	(1.5)	37.0	18.0	14.0	6.6	9.2	(1.3)	46.5
Recoverable from reinsurers	0.5	116.0	29.1	132.1	(88.3)	189.4	1.4	152.9	28.1	122.4	(101.2)	203.6
Deferred income taxes	–	15.4	–	–	–	15.4	–	20.4	–	–	–	20.4
Goodwill and intangible assets	–	4.3	16.5	0.1	–	20.9	–	4.3	14.0	0.2	–	18.5
Due from affiliates	0.3	–	–	–	–	0.3	7.7	–	–	–	–	7.7
Other assets	25.2	18.5	7.2	16.4	–	67.3	17.9	12.4	8.2	16.7	–	55.2
Investments in Fairfax affiliates	35.6	–	–	–	(35.6)	–	66.4	–	–	–	(38.0)	28.4

Total assets	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2

Liabilities
Accounts payable and accrued liabilities	6.4	20.4	3.6	74.9	(2.1)	103.2	0.8	34.0	4.2	72.8	(0.9)	110.9
Income taxes payable	–	–	–	–	–	–	–	–	–	0.1	–	0.1
Short sale and derivative obligations	11.1	3.0	–	–	–	14.1	5.2	2.2	–	–	–	7.4
Due to affiliates	4.2	2.6	0.2	–	–	7.0	3.7	1.7	–	–	–	5.4
Funds withheld payable to reinsurers	37.3	13.5	4.2	0.9	(18.1)	37.8	–	20.7	7.9	0.4	(28.5)	0.5
Provision for losses and loss adjustment expenses	447.6	445.8	173.9	108.1	(79.5)	1,095.9	556.5	493.7	136.0	93.6	(89.1)	1,190.7
Provision for unearned premiums	35.1	60.5	30.9	92.6	(7.7)	211.4	70.4	70.2	33.1	83.0	(11.1)	245.6
Deferred income taxes	–	–	0.4	–	–	0.4	–	–	1.4	–	–	1.4
Long term debt	–	93.7	–	–	–	93.7	–	92.8	–	–	–	92.8

Total liabilities	541.7	639.5	213.2	276.5	(107.4)	1,563.5	636.6	715.3	182.6	249.9	(129.6)	1,654.8

Total equity	467.7	148.4	87.7	33.3	(35.6)	701.5	532.7	151.7	84.0	43.0	(38.0)	773.4

Total liabilities and total equity	1,009.4	787.9	300.9	309.8	(143.0)	2,265.0	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2

Portfolio investments decreased principally as a result of hedging losses and the payment of a dividend to Fairfax, partially offset by net appreciation of the common stock portfolio and the gain recognized on the sale of The Brick. Recoverable from reinsurers decreased at Advent reflecting collections from reinsurers subsequent to settlements of gross claim liabilities as reflected in the decrease in provision for losses and loss adjustment expenses discussed below. Provision for losses and loss adjustment expenses decreased primarily reflecting net favourable reserve development of prior years' catastrophe losses (Group Re), the settlement of certain catastrophe losses incurred in 2010 and 2011 (Advent) and the runoff in the normal course of the claim liabilities assumed from Northbridge as described in the first paragraph of this section of the MD&A (Group Re). Total equity decreased primarily as a result of dividends paid to Fairfax of $118.1 (2012 – $197.1), partially offset by the net earnings in 2013 and capital contributions received from Fairfax to support capital adequacy and fund growth. The dividend paid to Fairfax in 2013 of $118.1 was inclusive of a dividend-in-kind of $28.0 comprised of CRC Re's 26.0% ownership interest in Ridley.

    Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company's interest in The Resolution Group ("TRG"), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG's wholly-owned insurance subsidiary in runoff, International Insurance Company ("IIC"). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed into runoff on January 1, 2006, General Fidelity (since August 17, 2010), Clearwater Insurance (since January 1, 2011), Valiant Insurance (since July 1, 2011), Commonwealth Insurance Company of America (since January 1, 2013) and American Safety Insurance Holdings, Ltd. (since October 3, 2013), and the European Runoff group, consisting of RiverStone Insurance (UK), Syndicate 3500, RiverStone Insurance (since October 12, 2012) and nSpire Re (prior to its voluntary liquidation which was substantially completed as at December 31, 2012). Both groups are managed by the dedicated RiverStone runoff management operation which has 332 employees in the U.S. and the U.K.

On December 31, 2013 Clearwater Insurance assumed net insurance liabilities of $68.6 from Crum & Forster related to its discontinued New York construction contractors' business. Runoff received $68.6 of cash and investments as consideration from Crum & Forster for assuming those liabilities. In its assessment of the performance of Crum & Forster and Runoff, the company's management does not consider the initial effects of such reinsurance transactions and as a result, the tables in this MD&A which set out the operating results of Crum & Forster and Runoff do not give effect to the initial effects of this transaction. Had this reinsurance transaction been reflected in the operating results of the Runoff segment, gross premiums written, net premiums written and net premiums earned would have increased by $68.6 and losses on claims would have increased by $68.6 with Runoff's operating income remaining unchanged in 2013.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd. ("AS Re"), to an unrelated third party for net proceeds of $52.5. Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business and anticipates writing approximately $73 of annual gross premiums written related to these renewal rights in 2014. Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe assumed the renewal rights to American Safety's surety lines of business and anticipates writing approximately $30 of gross premiums written related to these renewal rights in 2014. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company's runoff subsidiaries, Crum & Forster and Hudson and was partially defrayed by the proceeds received on the sale of AS Re ($52.5) and the receipt of a post-acquisition dividend of excess capital paid by American Safety ($123.7). The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that were ultimately consolidated by the Runoff reporting segment were approximately $642, $652 and $220 respectively, after giving effect to the post-acquisition transactions described in the preceding sentence. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

On December 21, 2012 RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies (part of the Zurich group), comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the "Eagle Star reinsurance transaction"). RiverStone (UK) received a premium of $183.5 as consideration for the assumption of $130.9 of net loss reserves and recognized a pre-tax gain of $52.6 in operating income. The net loss reserves underlying this transaction were formally transferred to RiverStone (UK) on December 31, 2013 by way of a Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom. The Part VII transfer did not have an impact on the results of operations of the Runoff reporting segment.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in RiverStone Insurance (formerly known as Brit Insurance Limited) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In 2013 the Runoff reporting segment included the impact of the runoff of policies in-force at RiverStone Insurance on the date of acquisition which increased net premiums earned, losses on claims and operating expenses by $29.3, $15.7 and $19.8, respectively ($30.1, $18.1 and $10.5 respectively, in 2012).

At December 31, 2012 the management of RiverStone had substantially completed a plan to wind-up the operations of nSpire Re by commuting all of the reinsurance contracts between nSpire Re and RiverStone (UK) and novating the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates to Group Re (Wentworth Insurance) (the "voluntary liquidation"). The voluntary liquidation reflected the progress made by European Runoff in managing and reducing the claims reserves of RiverStone (UK). The company's consolidated financial reporting and the statements of earnings of the Group Re operating segment and Runoff reporting segment were unaffected by these commutations and novations.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2013 and 2012.

	2013	2012
Gross premiums written	36.3	221.2

Net premiums written	30.4	199.1

Net premiums earned	83.0	220.1
Losses on claims	(9.3)	(181.4)
Operating expenses	(95.5)	(96.0)
Interest and dividends	66.0	65.1

Operating income	44.2	7.8
Net gains (losses) on investments	(306.5)	215.8

Pre-tax income (loss) before the undernoted	(262.3)	223.6
Gain on significant reinsurance commutation(1)	33.1	–
Loss on repurchase of long term debt(2)	–	(39.8)
Excess of fair value of net assets acquired over purchase price(3)	–	6.8

Pre-tax income (loss) before interest and other	(229.2)	190.6

(1)
On March 29, 2013 TIG Insurance entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8) and recognized a gain of $33.1.

(2)
On October 19, 2012 TIG Insurance repaid for $200.0 of cash the $160.2 carrying value of the loan note it had issued in connection with its acquisition of General Fidelity in August 2010 and recognized a loss of $39.8 in other expense.

(3)
On October 12, 2012 Runoff recognized $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance (described below).

The increase in Runoff's operating income from $7.8 in 2012 to $44.2 in 2013 primarily reflected lower net premiums earned and decreased losses on claims. Runoff's legacy portfolios reported overall net favourable development in 2013 compared to overall net adverse development in 2012. Net premiums earned decreased from $220.1 in 2012 to $83.0 in 2013 primarily reflecting non-recurring net premiums earned related to the Eagle Star reinsurance transaction (2012 – $183.5) and the runoff of policies in-force on the acquisition date of American Safety (2013 – $20.7). The runoff of policies in-force at RiverStone Insurance and General Fidelity is also reflected in net premiums earned since their respective acquisition dates.

Losses on claims of $9.3 in 2013 reflected net adverse prior year reserve development at Clearwater Insurance ($43.0 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio) and TIG Insurance ($43.4 primarily related to asbestos and environmental loss reserves), partially offset by net favourable prior year reserve development at General Fidelity ($50.7 primarily related to construction defect and marine loss reserves) and European Runoff ($34.1 primarily at RiverStone (UK) across all lines of business including the release of redundant unallocated loss adjustment expense reserves).

Losses on claims of $181.4 in 2012 reflected losses incurred in connection with the Eagle Star reinsurance transaction of $130.9 (which were more than offset by $183.5 of net premiums earned as described above) and net strengthening of prior years' loss reserves, primarily at TIG Insurance ($96.1 principally related to workers' compensation and asbestos loss reserves) and Clearwater Insurance ($88.8 principally related to strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio), partially offset by net favourable emergence at General Fidelity ($70.4 on construction defect and marine loss reserves) and at European Runoff ($81.1 primarily related to net favourable emergence across all lines of business).

Operating expenses decreased modestly from $96.0 in 2012 to $95.5 in 2013, primarily as a result of the integration of RiverStone Insurance and the Eagle Star runoff portfolio which resulted in significantly lower operating costs in 2013 compared to 2012, a reduction in reserves for extra contractual obligations in 2013, and the release of a provision related to value added tax recorded in operating expenses in 2012, partially offset by incremental operating expense associated with the consolidation of American Safety.

Interest and dividend income increased from $65.1 in 2012 to $66.0 in 2013 primarily reflecting increased share of profit of associates and lower total return swap expense, partially offset by lower investment income earned (the result of sales during 2012 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks).

Prior to giving effect to the undernoted items in the table above, the Runoff segment produced a pre-tax loss before interest and other of $262.3 in 2013 compared to pre-tax income before interest and other of $223.6 in 2012 with the lower profitability year-over-year primarily due to the significant increase in net losses on investments (as set out in the table below), partially offset by increased operating income.

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	234.0	165.1
Equity hedges	(313.2)	(88.5)
Bonds	(240.1)	158.6
Preferred stocks	(2.5)	(5.9)
CPI-linked derivatives	(5.6)	(2.6)
Foreign currency	10.6	(8.5)
Gain on disposition of associate	9.8	3.6
Other	0.5	(6.0)

Net gains (losses) on investments	(306.5)	215.8

During 2013 Runoff paid dividends to Fairfax comprised of cash dividends of $30.0 (2012 – $177.6) and dividends-in-kind (marketable securities) of nil (2012 – $126.2). The cash dividend received by Fairfax of $30.0 was immediately reinvested into Runoff and formed part of the funding for the acquisition of American Safety.

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2013 and 2012.

	2013	2012
Assets
Insurance contract receivables	350.5	244.9
Portfolio investments	4,604.4	4,938.3
Recoverable from reinsurers	1,773.7	2,154.9
Deferred income taxes	70.4	6.8
Goodwill and intangible assets	46.0	5.3
Due from affiliates	281.4	297.9
Other assets	66.2	68.1
Investments in Fairfax affiliates	284.3	284.3

Total assets	7,476.9	8,000.5

Liabilities
Accounts payable and accrued liabilities	173.3	296.4
Income taxes payable	51.7	31.3
Short sale and derivative obligations	20.3	27.6
Due to affiliates	11.6	15.3
Funds withheld payable to reinsurers	32.5	23.7
Provision for losses and loss adjustment expenses	5,493.8	5,757.5
Provision for unearned premiums	73.7	74.8
Long term debt	22.2	–

Total liabilities	5,879.1	6,226.6

Total equity	1,597.8	1,773.9

Total liabilities and total equity	7,476.9	8,000.5

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Significant changes to the 2013 balance sheet of the Runoff segment compared to 2012 primarily reflected the impact of the acquisition of American Safety which increased portfolio investments, recoverable from reinsurers and provision for losses and loss adjustment expenses by $582.9, $179.3 and $540.1 respectively, at December 31, 2013. Insurance contract receivables increased as a result of higher commutation proceeds receivable balances year-over-year. Portfolio investments decreased due to hedging losses, unrealized mark-to-market losses primarily related to bonds and cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL), partially offset by net appreciation of the common stock portfolio. At December 31, 2013 Runoff's portfolio investments of $4,604.4 included $573.3 and $227.5 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Recoverable from reinsurers decreased due to continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances (particularly at RiverStone Insurance). At December 31, 2013 recoverable from reinsurers included recoverables related to asbestos and pollution claims of $380.9, primarily at TIG Insurance and Clearwater Insurance. Goodwill and intangibles increased due to the acquisition of American Safety. Accounts payable and accrued liabilities decreased due to settlement of reinsurance payable balances at RiverStone Insurance. Provision for losses and loss adjustment expenses decreased as a result of the continued progress by Runoff in settling its remaining claims (particularly at RiverStone Insurance), partially offset by the liabilities assumed from Crum & Forster related to its New York construction contractors' business. Long term debt of $22.2 is comprised of trust preferred securities assumed in connection with the acquisition of American Safety. Total equity decreased primarily as a result of the net loss in 2013.

Runoff's investments in Fairfax affiliates as at December 31, 2013 consisted of:

Affiliate	% interest
OdysseyRe	20.1%
Advent	15.0%
TRG Holdings	21.0%

    Other

	2013	2012
Revenue	958.0	864.2
Expenses	(906.9)	(830.3)

Pre-tax income before interest and other	51.1	33.9
Share of profit of associates	0.8	0.2
Net gains on investments	–	3.7
Interest expense	(4.6)	(2.2)

Pre-tax income	47.3	35.6

Net earnings	28.5	21.1

The Other reporting segment is comprised as follows (with the date of acquisition by Fairfax shown in parenthesis): Ridley is one of North America's leading animal nutrition companies and operates in the U.S. and Canada (November 2008); William Ashley is a prestige retailer of exclusive tableware and gifts in Canada (August 16, 2011); Sporting Life is a Canadian retailer of sporting goods and sports apparel (December 22, 2011); Thomas Cook India is an integrated travel and travel related financial services company in India (August 14, 2012); and IKYA provides specialized human resources services to leading corporate clients in India (May 14, 2013). Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) was acquired on January 10, 2012 and subsequently sold on October 31, 2013.

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for cash purchase consideration of $46.8 (2,563.2 million Indian rupees) pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India) which reduced the company's interest in Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013.

On November 28, 2012 Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.

Ridley's revenue and expenses fluctuate with changes in raw material prices. The decrease in Ridley's revenue from $670.8 in 2012 to $561.1 in 2013 primarily reflected the contribution of its Canadian feed operations in the fourth quarter of 2012 to a limited partnership, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of the businesses set out in the first paragraph of this section of this MD&A.

    Interest and Dividends

An analysis of consolidated interest and dividend income is presented in the Investments section of this MD&A.

    Net Gains (Losses) on Investments

An analysis of consolidated net gains (losses) on investments is provided in the Investments section of this MD&A.

    Interest Expense

Consolidated interest expense increased from $208.2 in 2012 to $211.2 in 2013, reflecting higher interest expense subsequent to the issuance on January 21, 2013 and October 15, 2012 of Cdn$250.0 and Cdn$200.0 principal amounts respectively, of Fairfax unsecured senior notes due 2022 and the consolidation of the subsidiary indebtedness of Thomas Cook India, partially offset by the repayment on October 19, 2012 of $200.0 principal amount of the TIG Note, the repayment on November 1, 2013 of $182.9 principal amount of OdysseyRe unsecured senior notes upon maturity, the repayment on April 26, 2012 of $86.3 principal amount of Fairfax unsecured senior notes upon maturity and the repurchases on January 22, 2013 and March 11, 2013 of $12.2 and $36.2 principal amounts respectively, of Fairfax unsecured senior notes due 2017.

Consolidated interest expense was comprised of the following:

	2013	2012
Fairfax	172.3	160.6
Crum & Forster	1.5	2.4
Zenith National	3.3	3.3
OdysseyRe	24.8	27.7
Advent	4.3	4.5
Runoff	0.4	7.5
Other	4.6	2.2

	211.2	208.2

    Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2013	2012
Fairfax corporate overhead	102.5	94.7
Subsidiary holding companies' corporate overhead	96.0	63.9
Holding company interest and dividends	11.7	10.2
Holding company net (gains) losses on investments	(64.5)	164.2
Investment management and administration fees	(88.3)	(76.8)

	57.4	256.2

Fairfax corporate overhead increased from $94.7 in 2012 to $102.5 in 2013 reflecting higher compensation and acquisition-related expenses, partially offset by lower legal expenses. Subsidiary holding companies' corporate overhead increased from $63.9 in 2012 to $96.0 in 2013, primarily as a result of a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution and expenses incurred at Crum & Forster related to a voluntary retirement program, partially offset by lower restructuring costs at Northbridge on a year-over-year basis (Northbridge incurred certain one-time severance costs in 2012).

Total return swap expense ($31.2 in 2013 and $38.3 in 2012) is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense, interest and dividend income on holding company cash and investments decreased from $28.1 in 2012 to $19.5 in 2013, primarily as a result of lower investment income earned due to decreased holdings year-over-year of high-yielding corporate debt securities and other government bonds. The decrease in total return swap expense in 2013 principally reflected lower average notional amounts of short equity total return swaps on a year-over-year basis. Holding company net gains and losses on investments were comprised as shown in the table which follows this paragraph. The increase in investment management and administration fees from $76.8 in 2012 to $88.3 in 2013 was primarily due to adjustments to the fees payable in respect of the prior year and management fees earned on the investment portfolio of RiverStone Insurance (acquired October 12, 2012).

	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	130.5	12.8
Equity hedges	(112.3)	(239.6)
Bonds	10.9	70.3
Preferred stocks	(3.9)	(13.9)
Foreign currency	(3.7)	(4.4)
Gain on disposition of associates	11.9	–
Other	31.1	10.6

Net gains (losses) on investments	64.5	(164.2)

    Income Taxes

The $436.6 recovery of income taxes in 2013 differed from the recovery of income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company's Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

The $114.0 provision for income taxes in 2012 differed from the provision for income taxes that would be determined by applying the company's Canadian statutory income tax rate of 26.5% to the company's earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), partially offset by income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company's statutory income tax rate and unrecorded income tax losses.

    Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	2013	2012
Ridley	4.5	4.0
Fairfax Asia	0.9	1.7
Prime Restaurants	0.5	1.3
Sporting Life	1.9	0.8
Thomas Cook India	1.3	0.3
IKYA	1.1	–
Other	(1.3)	–

	8.9	8.1

Non-controlling interests of $8.9 in 2013 increased from $8.1 in 2012 primarily due to the acquisition of IKYA and the consolidation of Thomas Cook India for the full year of 2013 (compared to approximately four months in 2012), partially offset by the impact of the de-consolidation of Prime Restaurants subsequent to its sale to Cara. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for additional details related to the acquisition of IKYA and the disposition of Prime Restaurants.

Components of Consolidated Balance Sheets

    Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company's consolidated balance sheet at December 31, 2013 were impacted by the acquisitions of American Safety, Hartville and IKYA and the disposition of Prime Restaurants. Refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013 for additional details related to these acquisitions and divestitures.

Holding company cash and investments increased to $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) at December 31, 2013 compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2013 were as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $71.6 to $2,017.0 at December 31, 2013 from $1,945.4 at December 31, 2012, primarily as a result of increased receivable balances at Runoff (principally higher commutation proceeds receivable, partially offset by collections at RiverStone Insurance) and OdysseyRe (principally reflecting year-over-year growth in crop insurance premium receivables), partially offset by lower receivable balances at Crum & Forster (principally reflecting lower premium volumes across certain lines of business) and First Capital and Advent (both were impacted by the timing of collections).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $23,833.3 at December 31, 2013 ($23,620.0 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2012 of $25,163.2 ($24,966.2 net of subsidiary short sale and derivative obligations). The decrease of $1,346.2 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) generally reflected the unfavourable impact of foreign currency translation (principally the strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by the consolidation of the investment portfolio of American Safety in addition to the specific factors which caused movements in portfolio investments as discussed in the following paragraphs:

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $185.0 primarily reflecting net proceeds received from the sales of equity and equity-related holdings and the consolidation of the cash and short term investments of American Safety, partially offset by net cash paid of $1,615.4 in 2013 in connection with the reset provisions of the company's long and short equity and equity index total return swaps.

Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,008.6, primarily reflecting net unrealized depreciation (principally related to bonds issued by the U.S. government and U.S. states and municipalities) and net sales of corporate and other government bonds, partially offset by net purchases of U.S. government bonds and the consolidation of the bond portfolio of American Safety.

Common stocks decreased by $563.4 primarily reflecting net sales of common stocks, partially offset by net unrealized appreciation.

Investments in associates increased by $77.2 primarily reflecting additional investments in Resolute and MEGA Brands and net purchases of limited partnerships, partially offset by the sale of The Brick, Imvescor and a private company.

Derivatives and other invested assets net of short sale and derivative obligations increased by $26.9 due to decreased payables to counterparties to the company's long and short equity and equity index total return swaps (net of balances receivable and excluding the impact of collateral requirements) and purchases of CPI-linked derivatives and other derivatives, partially offset by net unrealized depreciation of CPI-linked derivatives and foreign exchange contracts.

Recoverable from reinsurers decreased by $316.1 to $4,974.7 at December 31, 2013 from $5,290.8 at December 31, 2012, primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A), partially offset by an increase in recoverable from reinsurers at Crum & Forster (principally related to adverse development on general liability loss reserves ceded to reinsurers), Northbridge (principally reflecting increased recoveries related to catastrophe losses incurred in 2013) and Runoff (principally due to the consolidation of the recoverable from reinsurers of American Safety).

Deferred income taxes increased by $407.4 to $1,015.0 at December 31, 2013 from $607.6 at December 31, 2012, primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

Goodwill and intangible assets decreased by $9.4 to $1,311.8 at December 31, 2013 from $1,321.2 at December 31, 2012 primarily as a result of the de-consolidation of Prime Restaurants subsequent to its sale to Cara, the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar and the Indian rupee) and a charge of $31.2 related to redundant software development costs at Northbridge following a decision by Northbridge to pursue a group-wide software solution, partially offset by the acquisitions of American Safety, IKYA and Hartville which increased goodwill and intangible assets by $58.9, $52.6 and $28.2 respectively as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. At December 31, 2013 consolidated goodwill of $851.3 (December 31, 2012 – $791.1) and intangible assets of $460.5 (December 31, 2012 – $530.1) was comprised by reporting segment as set out in note 12 (Goodwill and Intangible Assets) to the consolidated financial statements for the year ended December 31, 2013. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2013 and it was concluded that no impairment had occurred.

Provision for losses and loss adjustment expenses decreased by $436.0 to $19,212.8 at December 31, 2013 from $19,648.8 at December 31, 2012 primarily reflecting the timing of settlements of claim liabilities at Runoff, net favourable prior year reserve development (principally at Northbridge and OdysseyRe), the settlement of claims related to prior years' catastrophes at OdysseyRe and the impact of the strengthening of the U.S. dollar relative to the Canadian dollar on the loss reserves of Northbridge and Group Re, partially offset by the impact of catastrophe losses incurred during 2013 at Northbridge, adverse prior year reserve development at Crum & Forster on general liability loss reserves and the consolidation of the loss reserves of American Safety.

Non-controlling interests increased by $34.0 to $107.4 at December 31, 2013 from $73.4 at December 31, 2012 primarily as a result of the private placement of newly issued common shares of Thomas Cook India to institutional buyers other than Fairfax (reducing the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at December 31, 2013) and the non-controlling interests associated with the acquisition of IKYA, partially offset by the decrease in non-controlling interests in connection with the de-consolidation of Prime Restaurants subsequent to its sale to Cara.

Comparison of 2012 to 2011 – Total assets at December 31, 2012 increased to $36,945.4 from $33,406.9 at December 31, 2011 primarily reflecting the consolidation of RiverStone Insurance, Thomas Cook India and Prime Restaurants pursuant to the acquisition transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2013. Portfolio investments increased from $23,466.0 at December 31, 2011 to $25,163.2 at December 31, 2012, primarily as a result of the consolidation of portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of U.S. state and municipal bonds, net appreciation of common stocks and the net favourable impact of foreign currency translation, partially offset by net mark-to-market losses related to the company's long and short equity and equity index total return swap derivative contracts. Recoverable from reinsurers increased by $1,092.7 to $5,290.8 at December 31, 2012 from $4,198.1 at December 31, 2011 reflecting the impact of transactions at Runoff, including the acquisition of RiverStone Insurance. Holding company borrowings at December 31, 2012 decreased to $2,377.7 from $2,394.6 at December 31, 2011, primarily reflecting the repayment of the TIG Note and the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes, partially offset by the issuance of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022. Subsidiary debt at December 31, 2012 increased to $670.9 from $623.9 at December 31, 2011 primarily reflecting the consolidation of the subsidiary indebtedness of Thomas Cook India ($36.6) and Prime Restaurants ($2.7) and increased subsidiary indebtedness of Ridley ($11.8).

    Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company's provision for losses and loss adjustment expenses ("LAE") (often called "reserves" or "provision for claims") is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company's insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

The tables below present the company's gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	292.0	148.2	165.3	1,348.2	392.7	374.8	–	2,721.2
Casualty	2,342.1	4,340.4	235.4	3,849.9	280.6	3,981.9	–	15,030.3
Specialty	49.7	174.4	243.2	339.3	135.7	519.0	–	1,461.3

	2,683.8	4,663.0	643.9	5,537.4	809.0	4,875.7	–	19,212.8
Intercompany	2.3	57.9	–	66.1	286.9	618.1	(1,031.3)	–

Provision for losses and LAE	2,686.1	4,720.9	643.9	5,603.5	1,095.9	5,493.8	(1,031.3)	19,212.8

2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	283.9	132.6	189.5	1,389.9	430.0	443.3	–	2,869.2
Casualty	2,634.9	4,215.1	209.4	3,859.3	228.4	3,631.9	–	14,779.0
Specialty	50.5	183.9	211.5	334.6	135.7	1,084.4	–	2,000.6

	2,969.3	4,531.6	610.4	5,583.8	794.1	5,159.6	–	19,648.8
Intercompany	2.1	51.3	–	72.5	396.6	597.9	(1,120.4)	–

Provision for losses and LAE	2,971.4	4,582.9	610.4	5,656.3	1,190.7	5,757.5	(1,120.4)	19,648.8

In the ordinary course of carrying on business, Fairfax's insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers' compensation business); deposits of funds at Lloyd's in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.7 billion of cash and investments pledged by the company's subsidiaries at December 31, 2013, as described in note 5 (Cash and Investments) to the consolidated financial statements for the year ended December 31, 2013, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary's respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company's obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company's reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company's insurance and reinsurance obligations, a provision is also made for management's calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $476.0 and $136.1 in 2013 and 2012 respectively were comprised as shown in the following table:

	Favourable/(Unfavourable)
	2013	2012
Insurance – Canada (Northbridge)	154.0	60.8
– U.S. (Crum & Forster and Zenith National)	27.7	(52.5)
– Asia (Fairfax Asia)	16.7	16.4
Reinsurance – OdysseyRe	214.7	152.0
Insurance and Reinsurance – Other	26.9	0.7

Insurance and reinsurance operating companies	440.0	177.4
Runoff	36.0	(41.3)

Net favourable reserve development	476.0	136.1

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

Reconciliation of Provision for Claims – Consolidated(1)

	2013	2012	2011	2010	2009
Provision for claims – beginning of year – net	15,075.8	13,711.2	12,794.1	11,448.6 (2)	11,008.5
Foreign exchange effect of change in provision for claims	(128.0)	101.0	(122.3)	167.4	393.3
Provision for claims occurring:
In the current year	4,151.2	4,385.6	4,297.2	3,154.5	3,091.8
In the prior years	(476.0)	(136.1)	(29.8)	14.7	30.3
Paid on claims during the year related to:
The current year	(1,050.8)	(946.5)	(1,221.3)	(736.9)	(729.9)
The prior years	(3,068.7)	(2,964.4)	(2,639.5)	(2,612.9)	(2,424.9)
Provision for claims of companies acquired during the year at December 31	478.1	925.0	632.8	1,358.7	68.4

Provision for claims at December 31 before the undernoted	14,981.6	15,075.8	13,711.2	12,794.1	11,437.5 (2)
CTR Life(3)	17.9	20.6	24.2	25.3	27.6

Provision for claims – end of year – net	14,999.5	15,096.4	13,735.4	12,819.4	11,465.1
Reinsurers' share of provision for claims	4,213.3	4,552.4	3,496.8	3,229.9	3,301.6

Provision for claims – end of year – gross	19,212.8	19,648.8	17,232.2	16,049.3	14,766.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The foreign exchange effect of change in provision for claims principally related to the impact in 2013 of the strengthening of the U.S. dollar relative to the Canadian dollar. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff's net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2003, with the re-estimated amount of each accident year's reserve development shown in subsequent years up to December 31, 2013. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

  Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2013	2012	2011	2010	2009
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,077.2	2,030.7	1,994.3	1,973.3	1,931.8

Transfer to U.S. Runoff(2)	(3.6)	–	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	789.8	756.1	766.8	769.2	849.4
Foreign exchange effect on claims	7.1	(3.0)	3.2	(7.9)	(36.6)
Decrease in provision for prior accident years' claims	(158.6)	(60.8)	(39.2)	(1.3)	(16.0)

Total incurred losses on claims and LAE	638.3	692.3	730.8	760.0	796.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(300.9)	(262.6)	(280.9)	(266.3)	(272.3)
Payments on prior accident years' claims	(394.1)	(383.2)	(413.5)	(472.7)	(483.0)

Total payments for losses on claims and LAE	(695.0)	(645.8)	(694.4)	(739.0)	(755.3)

Provision for claims and LAE at December 31	2,016.9	2,077.2	2,030.7	1,994.3	1,973.3
Exchange rate	0.9412	1.0043	0.9821	1.0064	0.9539

Provision for claims and LAE at December 31 converted to U.S. dollars	1,898.3	2,086.1	1,994.3	2,007.0	1,882.3

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Commonwealth Insurance Company of America was transferred to TIG Insurance, a wholly owned insurance subsidiary of U.S. Runoff effective January 1, 2013.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(In Cdn$)
Provision for claims including LAE	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2	2,016.9
Cumulative payments as of:
One year later	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2	397.7
Two years later	377.9	441.8	594.2	619.5	656.0	796.8	759.9	670.7	655.1
Three years later	493.3	576.0	777.3	835.4	887.0	1,027.6	965.9	894.4
Four years later	585.1	707.7	937.7	1,000.9	1,056.8	1,183.1	1,132.6
Five years later	671.0	803.4	1,055.5	1,115.1	1,156.2	1,304.8
Six years later	729.7	878.5	1,129.0	1,181.7	1,229.7
Seven years later	778.9	923.3	1,170.7	1,230.2
Eight years later	804.2	953.4	1,198.4
Nine years later	823.6	971.0
Ten years later	835.3
Reserves re-estimated as of:
One year later	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1	1,925.1
Two years later	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4	1,861.7
Three years later	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7	1,810.2
Four years later	903.2	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8	1,827.0
Five years later	924.4	1,117.7	1,398.4	1,513.5	1,612.1	1,794.1
Six years later	935.0	1,124.7	1,403.1	1,495.1	1,563.5
Seven years later	945.3	1,123.7	1,383.6	1,464.3
Eight years later	947.4	1,112.3	1,365.3
Nine years later	946.7	1,100.2
Ten years later	939.8
Favourable (unfavourable) development	(84.4)	53.7	43.4	175.9	132.5	137.7	146.3	184.1	169.0	152.1

The net favourable prior year reserve development in 2013 of Cdn$152.1 reflected in the "Northbridge's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of Cdn$158.6 of net favourable reserve development and Cdn$6.5 of net unfavourable foreign currency movements related to the translation of U.S. dollar-denominated claims reserves (principally at Northbridge Indemnity and Northbridge Commercial). The net favourable prior year reserve development in 2013 of Cdn$158.6 reflected net favourable emergence across most accident years and lines of business at each of Northbridge's operating companies. The strengthening of the U.S. dollar relative to the Canadian dollar increased Northbridge's claims reserves in 2013 (expressed in Canadian dollars) by Cdn$6.5 related to prior years' reserves and Cdn$0.6 related to the current year's reserves representing a total increase of $7.1.

The following table is derived from the "Northbridge's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge's Accident Year Claims Reserve Development

	Accident year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
	(In Cdn$)
End of first year	855.4	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3	489.6
One year later	864.8	467.2	646.8	499.2	505.1	631.7	547.6	467.9	466.2	446.5
Two years later	880.8	437.2	600.5	485.9	501.3	649.1	543.4	469.4	465.0
Three years later	890.1	426.9	584.4	463.2	503.5	650.3	534.9	455.9
Four years later	903.2	416.2	561.6	462.5	497.1	636.8	515.9
Five years later	924.4	416.1	552.8	463.5	493.4	613.7
Six years later	935.0	412.8	558.5	464.5	475.5
Seven years later	945.3	409.6	550.4	452.1
Eight years later	947.4	398.9	544.2
Nine years later	946.7	393.7
Ten years later	939.8
Favourable (unfavourable) development	(9.9)%	24.6%	5.0%	15.0%	6.4%	4.2%	9.9%	9.0%	4.5%	9.5%

Accident year 2012 experienced net favourable emergence on commercial liability and automobile claims reserves in the mid-market account segment and commercial property claims reserves in the large account segment. Accident year 2011 experienced net favourable emergence across most lines of business and operating segments except in the commercial automobile mid-market account segment and the commercial transportation account segment. Accident year 2010 experienced net favourable emergence across most lines of business and operating segments except in commercial property claims reserves in the large account segment. The accident years 2004 through 2009 experienced net favourable emergence across all lines of business and operating segments. Accident year 2003 and prior were impacted by pre-1990 general liability claims reserves.

  U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 subsequent to the transfer of the Fairmont entities to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	3,058.3	2,776.5	2,588.5	1,774.3 (2)	2,038.3

Incurred losses on claims and LAE
Provision for current accident year's claims	1,339.3	1,353.0	966.7	532.3	566.0
Increase (decrease) in provision for prior accident years' claims	(27.7)	52.4	61.8	11.3	(25.0)

Total incurred losses on claims and LAE	1,311.6	1,405.4	1,028.5	543.6	541.0

Payments for losses on claims and LAE
Payments on current accident year's claims	(302.2)	(292.4)	(259.1)	(143.1)	(157.0)
Payments on prior accident years' claims	(891.1)	(831.2)	(750.0)	(550.6)	(632.9)

Total payments for losses on claims and LAE	(1,193.3)	(1,123.6)	(1,009.1)	(693.7)	(789.9)

Provision for claims and LAE at December 31 before the undernoted	3,176.6	3,058.3	2,607.9	1,624.2	1,789.4 (2)

Transfers to Runoff(3)	(68.6)	–	(334.5)	–	–

Insurance subsidiaries acquired during the year(4)	–	–	503.1	964.3	–

Provision for claims and LAE at December 31	3,108.0	3,058.3	2,776.5	2,588.5	1,789.4

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)
U.S. Runoff assumed the liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(4)
First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3	3,108.0
Cumulative payments as of:
One year later	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2	954.3
Two years later	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0	1,464.6
Three years later	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4	1,840.7
Four years later	1,257.1	959.6	1,013.8	1,153.9	1,524.3	1,847.5	1,628.0
Five years later	1,111.5	1,118.3	1,209.9	1,661.7	1,647.2	1,936.6
Six years later	1,241.7	1,280.2	1,693.5	1,746.4	1,706.0
Seven years later	1,385.6	1,745.4	1,759.7	1,777.9
Eight years later	1,841.8	1,800.4	1,773.6
Nine years later	1,890.9	1,800.8
Ten years later	1,885.4
Reserves re-estimated as of:
One year later	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9	3,030.6
Two years later	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6	2,867.9
Three years later	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7	2,645.2
Four years later	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4	1,819.3
Five years later	1,674.8	1,658.2	1,688.5	1,774.6	1,755.5	2,041.5
Six years later	1,719.4	1,687.3	1,737.3	1,777.8	1,735.0
Seven years later	1,746.8	1,729.8	1,738.0	1,747.7
Eight years later	1,789.3	1,733.3	1,707.0
Nine years later	1,795.3	1,698.5
Ten years later	1,759.4
Favourable (unfavourable) development	(221.2)	(120.3)	(96.4)	(60.8)	(66.1)	(3.2)	(29.9)	(56.7)	(91.4)	27.7

U.S. Insurance experienced net favourable prior year reserve development of $27.7 in 2013 comprised of $36.0 of net favourable development of workers' compensation claims reserves at Zenith National, partially offset by $8.3 of net adverse development at Crum & Forster (primarily related to general liability loss reserves at First Mercury, partially offset by net favourable prior year reserve development related to a single large liability claim at Crum & Forster).

The following table is derived from the "U.S. Insurance Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
End of first year	1,746.9	574.5	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5	1,031.7
One year later	1,716.8	515.3	602.7	690.7	706.4	759.4	668.8	746.8	855.1	993.8
Two years later	1,744.7	500.3	575.7	651.8	686.9	742.1	670.7	762.6	879.6
Three years later	1,722.0	458.6	573.9	623.1	674.8	755.3	691.1	783.3
Four years later	1,754.2	446.3	545.0	619.2	676.9	764.4	700.2
Five years later	1,883.5	443.2	551.3	609.0	679.9	764.0
Six years later	1,928.1	444.9	556.2	606.4	688.0
Seven years later	1,955.5	446.8	545.6	606.4
Eight years later	1,999.8	444.7	553.4
Nine years later	2,002.0	447.2
Ten years later	1,968.6
Favourable (unfavourable) development	(12.7)%	22.2%	9.8%	13.5%	4.9%	(2.0)%	(6.2)%	(5.4)%	(5.0)%	6.3%

Accident year 2012 experienced net favourable emergence on general liability and workers' compensation claims reserves. The accident years 2008 through 2011 experienced net adverse emergence principally related to unfavourable trends on workers' compensation claims reserves at Crum & Forster and Zenith National and general liability claims reserves at First Mercury. Accident years 2004 through 2007 experienced net favourable emergence on general liability, commercial multi-peril and workers' compensation claims reserves. Accident year 2003 and prior were impacted by the effects of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during 2003 and prior periods and included strengthening of asbestos, environmental and latent claims reserves. The improvement in accident year 2003 and prior in the most recent calendar year reflected a recovery related to a single large liability claim at Crum & Forster.

  Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	318.8	266.0	203.0	138.7	113.2

Incurred losses on claims and LAE
Provision for current accident year's claims	205.7	182.4	144.6	130.2	92.8
Foreign exchange effect on claims	(10.1)	13.0	(3.1)	12.7	2.5
Decrease in provision for prior accident years' claims	(16.7)	(16.4)	(17.6)	(10.0)	(8.1)

Total incurred losses on claims and LAE	178.9	179.0	123.9	132.9	87.2

Payments for losses on claims and LAE
Payments on current accident year's claims	(49.4)	(44.1)	(24.5)	(24.0)	(20.7)
Payments on prior accident years' claims	(88.3)	(82.1)	(62.2)	(44.6)	(41.0)

Total payments for losses on claims and LAE	(137.7)	(126.2)	(86.7)	(68.6)	(61.7)

Insurance subsidiaries acquired during the year(2)	–	–	25.8	–	–

Provision for claims and LAE at December 31	360.0	318.8	266.0	203.0	138.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Pacific Insurance was acquired in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries' reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

Fairfax Asia's Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8	360.0
Cumulative payments as of:
One year later	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1	88.3
Two years later	13.1	21.9	32.6	45.2	49.8	56.5	65.2	92.4	120.0
Three years later	15.9	29.1	44.6	56.3	55.8	62.8	75.7	106.3
Four years later	17.3	32.6	50.3	58.8	58.0	66.2	80.5
Five years later	17.9	33.8	51.1	59.9	59.1	67.7
Six years later	18.2	34.2	51.5	60.1	59.9
Seven years later	18.3	34.3	51.5	60.4
Eight years later	18.2	34.4	51.6
Nine years later	18.1	34.4
Ten years later	18.1
Reserves re-estimated as of:
One year later	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2	293.8
Two years later	23.1	58.2	72.2	84.1	84.7	100.2	124.5	177.9	240.6
Three years later	21.2	49.9	71.8	75.0	79.5	93.2	118.4	165.8
Four years later	20.0	48.3	64.7	72.2	75.4	89.2	110.1
Five years later	20.0	43.5	63.4	69.4	71.8	83.9
Six years later	19.2	42.9	60.7	67.4	69.3
Seven years later	19.2	41.3	58.6	66.0
Eight years later	19.4	40.0	57.0
Nine years later	19.2	38.7
Ten years later	19.2
Favourable (unfavourable) development	5.9	16.0	17.7	21.6	21.7	29.3	28.6	37.2	25.4	25.0

The net favourable prior year reserve development in 2013 of $25.0 reflected in the "Fairfax Asia's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $16.7 of net favourable reserve development and $8.3 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves. The net favourable prior year reserve development in 2013 of $16.7 reflected net favourable emergence on commercial automobile, marine hull and workers' compensation claims reserves. Principally as a result of the strengthening of the U.S. dollar relative to the Singapore dollar in 2013, Fairfax Asia's claims reserves (expressed in U.S. dollars) decreased by $8.3 related to prior years' reserves and $1.8 related to the current year's reserves representing a total decrease of $10.1.

  Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	4,842.7	4,789.5	4,857.2	4,666.3	4,560.3

Transfer of Clearwater Insurance to U.S. Runoff(2)	–	–	(484.2)	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	1,524.3	1,566.5	1,863.7	1,320.6	1,313.3
Foreign exchange effect on claims	9.9	20.4	(38.0)	46.5	58.8
Decrease in provision for prior accident years' claims	(214.7)	(152.0)	(51.4)	(3.6)	(11.3)

Total incurred losses on claims and LAE	1,319.5	1,434.9	1,774.3	1,363.5	1,360.8

Payments for losses on claims and LAE
Payments on current accident year's claims	(283.3)	(249.3)	(439.0)	(184.4)	(230.6)
Payments on prior accident years' claims	(1,066.1)	(1,132.4)	(918.8)	(988.2)	(1,024.2)

Total payments for losses on claims and LAE	(1,349.4)	(1,381.7)	(1,357.8)	(1,172.6)	(1,254.8)

Provision for claims and LAE at December 31	4,812.8	4,842.7	4,789.5	4,857.2	4,666.3

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provision for claims including LAE	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7	4,812.8
Cumulative payments as of:
One year later	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4	1,066.1
Two years later	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7	1,760.2
Three years later	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3	2,482.0
Four years later	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5	2,823.6
Five years later	2,206.1	2,490.5	2,831.1	3,347.6	3,164.1	3,206.4
Six years later	2,426.5	2,734.3	3,463.2	3,572.9	3,360.3
Seven years later	2,625.8	3,323.4	3,653.1	3,721.2
Eight years later	3,179.9	3,476.2	3,769.1
Nine years later	3,307.7	3,559.8
Ten years later	3,371.8
Reserves re-estimated as of:
One year later	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5	4,628.0
Two years later	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6	4,500.3
Three years later	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6	4,674.1
Four years later	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7	4,591.2
Five years later	3,414.1	3,950.1	4,393.0	4,628.3	4,522.9	4,535.0
Six years later	3,534.4	4,023.3	4,406.7	4,630.5	4,516.0
Seven years later	3,606.0	4,046.7	4,426.1	4,627.3
Eight years later	3,637.8	4,073.1	4,434.0
Nine years later	3,670.8	4,081.6
Ten years later	3,680.1
Favourable (unfavourable) development	(1,339.2)	(949.1)	(568.6)	(224.2)	(40.4)	25.3	75.1	183.1	289.2	214.7
(1)
The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable prior year reserve development of $214.7 in 2013, attributable to decreased loss estimates in its Americas ($109.0), EuroAsia ($63.4), London Market ($30.4) and U.S. Insurance ($11.9) divisions primarily related to net favourable emergence on property catastrophe, casualty and non-catastrophe property claims reserves.

The following table is derived from the "OdysseyRe's Calendar Year Claims Reserve Development" table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe's Accident Year Claims Reserve Development

	Accident Year
As at December 31	2003 & Prior	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
End of first year	2,341.0	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6	1,251.0
One year later	2,522.9	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9	1,260.1
Two years later	2,782.0	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2	1,229.2
Three years later	3,049.6	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1	1,071.1
Four years later	3,293.8	1,055.9	1,284.1	1,017.4	1,017.3	1,041.8	1,080.3
Five years later	3,414.1	1,048.1	1,283.4	1,008.9	1,003.5	1,035.0
Six years later	3,534.4	1,049.7	1,273.7	991.8	999.8
Seven years later	3,606.0	1,041.3	1,266.6	980.6
Eight years later	3,637.8	1,034.7	1,266.2
Nine years later	3,670.8	1,033.9
Ten years later	3,680.1
Favourable (unfavourable) development	(57.2)%	16.8%	14.5%	14.0%	12.5%	6.8%	5.4%	9.4%	11.4%	5.8%

Improvements in competitive conditions and the economic environment beginning in 2001 resulted in a continued downward trend on re-estimated reserves for accident years 2004 through 2012. Initial loss estimates for those accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Accident years 2011 and 2012 benefited from net favourable emergence on catastrophe loss reserves. The deterioration in accident year 2003 and prior principally reflected net adverse emergence on asbestos and environmental pollution loss reserves and U.S. casualty loss reserves.

  Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	1,046.5	1,057.3	1,024.4	1,004.1	742.0

Transfer to Runoff(2)	–	(61.8)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	297.6	392.0	578.0	429.3	371.4
Foreign exchange effect on claims	(20.8)	22.3	(25.6)	20.1	69.0
Increase (decrease) in provision for prior accident years' claims	(26.9)	(0.6)	(39.7)	(32.4)	31.2

Total incurred losses on claims and LAE	249.9	413.7	512.7	417.0	471.6

Payments for losses on claims and LAE
Payments on current accident year's claims	(67.5)	(101.0)	(201.0)	(126.4)	(81.5)
Payments on prior accident years' claims	(262.3)	(261.7)	(278.8)	(270.3)	(196.4)

Total payments for losses on claims and LAE	(329.8)	(362.7)	(479.8)	(396.7)	(277.9)

Insurance subsidiaries acquired during the year(3)	–	–	–	–	68.4

Provision for claims and LAE at December 31 excluding CTR Life	966.6	1,046.5	1,057.3	1,024.4	1,004.1
CTR Life(4)	17.9	20.6	24.2	25.3	27.6

Provision for claims and LAE at December 31	984.5	1,067.1	1,081.5	1,049.7	1,031.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Runoff assumed liability for the claims reserves of Advent's Syndicate 3330 effective January 1, 2012.

(3)
Polish Re was acquired in 2009.

(4)
Guaranteed minimum death benefit retrocessional business written by Compagnie Transcontinentale de Réassurance ("CTR"), a wholly owned subsidiary of the company that was transferred to Wentworth and placed into runoff in 2002.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2003, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Provisions for claims including LAE	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5	966.6
Cumulative payments as of:
One year later	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7	262.3
Two years later	152.8	74.6	104.3	151.9	160.5	262.5	421.8	395.6	437.9
Three years later	164.9	128.8	160.5	209.4	238.7	401.0	503.7	507.4
Four years later	210.0	179.2	206.6	267.3	304.3	461.2	578.5
Five years later	251.8	216.2	252.7	318.0	331.0	517.7
Six years later	280.8	252.5	290.5	334.3	362.5
Seven years later	309.6	280.3	301.4	358.2
Eight years later	328.9	289.3	315.6
Nine years later	336.7	300.6
Ten years later	343.4
Reserves re-estimated as of:
One year later	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9	996.6
Two years later	302.9	288.2	361.9	375.8	454.1	833.0	939.8	993.1	986.9
Three years later	317.3	326.7	322.9	436.9	484.2	787.6	959.0	966.9
Four years later	348.4	302.8	377.6	458.0	477.6	801.9	946.5
Five years later	338.0	351.7	393.3	452.5	492.8	785.9
Six years later	375.2	364.5	387.1	465.1	473.3
Seven years later	384.7	359.4	392.3	451.4
Eight years later	381.3	366.2	383.1
Nine years later	389.9	358.4
Ten years later	384.3
Favourable (unfavourable) development	(121.0)	(90.8)	(67.5)	(77.9)	(16.8)	(43.9)	57.6	57.5	8.6	49.9
(1)
The table above has been restated to reflect the transfer of nSpire Re's Group Re business to Runoff effective January 1, 2008.

The net favourable prior year reserve development in 2013 of $49.9 reflected in the "Insurance and Reinsurance – Other's Calendar Year Claims Reserve Development" table preceding this paragraph is comprised of $26.9 of net favourable reserve development and $23.0 of net favourable foreign currency movements related to the translation of non-U.S. dollar-denominated claims reserves (principally the translation of the Canadian dollar-denominated claims reserves of Group Re). The net favourable prior year reserve development in 2013 of $26.9 was principally comprised of net favourable emergence at Group Re (related to prior years' catastrophe loss reserves) and Advent (across a number of lines of business), partially offset by net adverse emergence at Polish Re (related to commercial automobile loss reserves). The claims reserves of Insurance and Reinsurance – Other (expressed in U.S. dollars) decreased by $23.0 related to prior years' reserves (principally as a result of the strengthening of the U.S. dollar relative to the Canadian dollar in 2013) and increased by $2.2 related to the current year's reserves representing a total decrease of $20.8.

  Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2009 through 2013. The favourable or unfavourable development from prior years has been credited or charged to each year's earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2013	2012	2011	2010	2009
Provision for claims and LAE at January 1	3,744.6	2,860.6	2,095.0	1,956.7	1,989.9

Transfers to Runoff at January 1(2)	3.6	61.8	484.2	–	–

Incurred losses on claims and LAE
Provision for current accident year's claims	17.4	133.8	8.8	1.8	–
Foreign exchange effect on claims	7.3	3.3	(9.3)	(8.4)	14.3
Increase (decrease) in provision for prior accident years' claims	(36.0)	41.3	56.7	50.6	57.6

Total incurred losses on claims and LAE	(11.3)	178.4	56.2	44.0	71.9

Payments for losses on claims and LAE
Payments on current accident year's claims	(61.5)	(7.4)	(1.8)	(0.1)	–
Payments on prior accident years' claims	(378.2)	(273.8)	(211.4)	(300.0)	(105.1	)(3)

Total payments for losses on claims and LAE	(439.7)	(281.2)	(213.2)	(300.1)	(105.1)

Provision for claims and LAE at December 31 before the undernoted	3,297.2	2,819.6	2,422.2	1,700.6	1,956.7

Transferred from Crum & Forster at December 31(4)	68.6	–	334.5	–	–

Runoff subsidiaries acquired during the year(5)	478.1	925.0	103.9	394.4	–

Provision for claims and LAE at December 31	3,843.9	3,744.6	2,860.6	2,095.0	1,956.7

(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009.

(2)
Transfer to Runoff of Northbridge's Commonwealth Insurance Company of America business in 2013, Advent's Syndicate 3330 in 2012 and OdysseyRe's Clearwater Insurance business in 2011.

(3)
Reduced by $136.2 of proceeds from the commutation of several reinsurance treaties.

(4)
Runoff assumed liability for Crum & Forster's discontinued New York construction contractors' business in 2013, and substantially all of Crum & Forster's asbestos and environmental claims reserves in 2011.

(5)
American Safety and Eagle Star in 2013, RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net favourable prior year reserve development of $36.0 in 2013. U.S. Runoff reported $1.9 of net favourable prior year development primarily related to favourable emergence on construction defect and marine loss reserves at General Fidelity and a gain on a significant reinsurance commutation, mostly offset by strengthening of asbestos and environmental loss reserves at TIG Insurance and strengthening of asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio at Clearwater Insurance. European Runoff reported $34.1 of net favourable prior year reserve development primarily related to favourable emergence across all lines of business including the release of redundant unallocated loss adjustment expense reserves. The provision for current accident year's claims decreased from $133.8 in 2012 to $17.4 in 2013 reflecting the absence of any significant reinsurance transactions in 2013.

Asbestos and Pollution

  General A&E Discussion

A number of the company's subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively "A&E") claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the country, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether ("MTBE") was a significant potential health hazard exposure facing the company, but Runoff has resolved the latest MBTE exposures. The remaining MTBE exposures appear to be minimal at this time. Although still a risk due to occasional unfavorable court decisions, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. We continue to monitor Hepatitis C claims and have had some policyholders present coverage demands. While exposure to the insurance industry for Hepatitis C claims may be significant, exposure in the Runoff portfolio is minimal. Similarly, we are monitoring claims alleging breast cancer as a result of in utero exposure to diethylstilbestrol ("DES"), a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. Few policyholders have presented alleged DES breast cancer claims for coverage. Accordingly, exposure to Runoff for this claim type is limited.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum & Forster's liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax's exposure to asbestos and pollution losses are now under the management of Runoff (these transactions are further described in the Runoff section of this MD&A). Following is an analysis of the company's gross and net loss and ALAE reserves from A&E exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net(2)	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,657.7	1,129.3	1,490.6	1,050.2
A&E losses and ALAE incurred during the year	105.8	60.9	221.3	88.6
A&E losses and ALAE paid during the year	(205.3)	(21.4)	(147.1)	(102.4)
Reinsurance transaction during the year(1)	–	–	92.9	92.9

Provision for A&E claims and ALAE at December 31	1,558.2	1,168.8	1,657.7	1,129.3

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

(2)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

  Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not seen this concern present. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. The sharp decrease in the number of non-malignant and unimpaired injury cases in the tort system in recent years has allowed for the litigation to be dealt with more effectively than in the past. Expense has increased as a result of this trend, however, due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax's gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net(2)	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,456.4	976.2	1,307.5	903.3
Asbestos losses and ALAE incurred during the year	81.1	21.6	203.1	95.6
Asbestos losses and ALAE paid during the year	(154.4)	6.5	(113.8)	(82.3)
Reinsurance transaction during the year(1)	–	–	59.6	59.6

Provision for asbestos claims and ALAE at December 31	1,383.1	1,004.3	1,456.4	976.2

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

(2)
Includes the effect of a commutation of a recoverable from reinsurer at Runoff which reduced losses and loss adjustment expenses incurred and paid by $33.1 and $118.5 respectively.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. The runoff companies are exposed to these risks and have the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or "peripheral" defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990's Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry "best practice" approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured's potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2013 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

  Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, approximately 1,319 sites are included on the National Priorities List (NPL) of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company's insureds.

Following is an analysis of the company's gross and net loss and ALAE reserves from pollution exposures as at December 31, 2013 and 2012, and the movement in gross and net reserves for those years:

	2013		2012
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	201.3	153.1	183.1	146.9
Pollution losses and ALAE incurred during the year	24.7	39.3	18.2	(7.0)
Pollution losses and ALAE paid during the year	(50.9)	(27.9)	(33.3)	(20.1)
Reinsurance transaction during the year(1)	–	–	33.3	33.3

Provision for pollution claims and ALAE at December 31	175.1	164.5	201.3	153.1

(1)
Runoff assumed the runoff portfolio of Eagle Star in 2012.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company's subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry "best practice" for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured's probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

  Summary

Management believes that the A&E reserves reported at December 31, 2013 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax's subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they underwrite. Fairfax strives to minimize the credit risk associated with reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor's financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers of $4,974.7 on the consolidated balance sheet at December 31, 2013 consisted of future recoverables from reinsurers on unpaid claims ($4,276.8), reinsurance receivable on paid losses ($518.6) and the unearned portion of premiums ceded to reinsurers ($408.1), net of provision for uncollectible balances ($228.8). Recoverables from reinsurers on unpaid claims decreased by $386.9 to $4,276.8 at December 31, 2013 from $4,663.7 at December 31, 2012 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A), partially offset by increased recoverable from reinsurer balances at Crum & Forster (related to adverse development on general liability loss reserves ceded to reinsurers), Northbridge (reflecting increased recoveries related to catastrophe losses incurred in 2013) and Runoff (due to the consolidation of the recoverable from reinsurers of American Safety).

The following table presents Fairfax's top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2013. These 25 reinsurance groups represented 71.8% (December 31, 2012 – 70.4%) of Fairfax's total recoverable from reinsurers at December 31, 2013.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	630.2	318.2
Brit	Brit Gibraltar	A	407.5	–
Lloyd's	Lloyd's	A	376.0	347.8
Munich	Munich Reinsurance America Inc.	A+	273.8	257.8
Berkshire Hathaway	General Reinsurance Corp.	A++	196.9	162.1
Everest	Everest Re (Bermuda) Ltd.	A+	196.0	173.2
Alleghany	Transatlantic Reinsurance Co.	A	176.4	168.1
HDI	Hannover Rueckversicherung	A+	158.1	140.4
ACE	ACE Property & Casualty Insurance Co.	A+	151.4	108.9
QBE	QBE Reinsurance Corp.	A	134.9	122.9
GIC	General Insurance Corp. of India	A-	124.8	36.4
Markel	Markel Bermuda Ltd.	A	117.4	102.8
SCOR	SCOR Canada Reinsurance Co.	A	106.4	100.1
CNA	Continental Casualty Co.	A	79.7	63.4
Enstar	Arden Reinsurance Co. Ltd.	NR	73.4	20.3
Nationwide	Nationwide Mutual Insurance Co.	A+	70.7	69.8
Liberty Mutual	Liberty Mutual Ins. Co.	A	66.0	64.4
Partner Re	Partner Re Company of the U.S.	A+	61.2	58.1
Singapore Re	Singapore Re Corp.	A-	60.8	30.1
Platinum	Platinum Underwriters Re Inc.	A	55.3	51.2
AIG	Lexington Insurance Co.	A	52.4	44.3
WR Berkley	Berkley Insurance Co.	A+	42.4	40.9
Aspen	Aspen Insurance UK Ltd.	A	42.3	38.8
Axis	Axis Reinsurance Co.	A+	42.0	29.6
Toa Re	Toa Reinsurance Co. of America	A+	39.6	37.8

Sub-total			3,735.6	2,587.4
Other reinsurers			1,467.9	1,051.4

Total recoverable from reinsurers			5,203.5	3,638.8
Provision for uncollectible reinsurance			(228.8)	(228.8)

Recoverable from reinsurers			4,974.7	3,410.0

(1)
Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)
Before specific provisions for uncollectible reinsurance.

(3)
Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

The following table presents the classification of the $4,974.7 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2013. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

    Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	263.5	52.8	210.7
A+	1,774.4	438.2	1,336.2
A	1,533.7	160.8	1,372.9
A-	386.0	195.7	190.3
B++	25.1	4.2	20.9
B+	3.0	0.1	2.9
B or lower	78.8	70.5	8.3
Not rated	965.1	568.9	396.2
Pools and associations	173.9	73.5	100.4

	5,203.5	1,564.7	3,638.8
Provision for uncollectible reinsurance	(228.8)		(228.8)

Recoverable from reinsurers	4,974.7		3,410.0

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,564.7 as at December 31, 2013 as follows:

  •
  for reinsurers rated A- or better, Fairfax had security of $847.5 against outstanding reinsurance recoverable of $3,957.6;

  •
  for reinsurers rated B++ or lower, Fairfax had security of $74.8 against outstanding reinsurance recoverable of $106.9;

  •
  for unrated reinsurers, Fairfax had security of $568.9 against outstanding reinsurance recoverable of $965.1; and

  •
  for pools and associations, Fairfax had security of $73.5 against outstanding reinsurance recoverable of $173.9.

In addition to the above security arrangements, Lloyd's is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $228.8 provision for uncollectible reinsurance related to the $428.3 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 34.0% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2013 (December 31, 2012 – 39.2%).

    Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	210.5	48.1	162.4	53.0	4.7	48.3
A+	1,239.4	403.7	835.7	535.0	34.5	500.5
A	1,172.3	131.3	1,041.0	361.4	29.5	331.9
A-	334.5	170.0	164.5	51.5	25.7	25.8
B++	16.6	1.5	15.1	8.5	2.7	5.8
B+	1.4	0.1	1.3	1.6	–	1.6
B or lower	37.8	36.0	1.8	41.0	34.5	6.5
Not rated	161.8	49.7	112.1	803.3	519.2	284.1
Pools and associations	159.5	69.2	90.3	14.4	4.3	10.1

	3,333.8	909.6	2,424.2	1,869.7	655.1	1,214.6
Provision for uncollectible reinsurance	(48.4)		(48.4)	(180.4)		(180.4)

Recoverable from reinsurers	3,285.4		2,375.8	1,689.3		1,034.2

Based on the preceding analysis of the company's recoverable from reinsurers and on the credit risk analysis performed by the company's reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2013.

The company's reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management's reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Consolidated net earnings included the pre-tax cost of ceded reinsurance of $29.6 in 2013 compared to the pre-tax benefit of ceded reinsurance of $51.6 in 2012. The consolidated pre-tax impact of ceded reinsurance was comprised as follows: reinsurers' share of premiums earned (see tables which follow this paragraph); commissions earned on reinsurers' share of premiums earned of $243.7 (2012 – $239.5); losses on claims ceded to reinsurers of $900.6 (2012 – $1,030.3); and recovery of uncollectible reinsurance of $42.8 (2012 – provision for uncollectible reinsurance of $8.3).

Year ended December 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	160.1	333.6	273.5	350.8	117.9	1,235.9	35.8	–	–	(55.0)	1,216.7
Pre-tax benefit (cost) of ceded reinsurance	(18.6)	29.9	(46.3)	41.7	(46.0)	(39.3)	(5.0)	–	–	14.7	(29.6)

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and other	Inter- company	Consolidated
Reinsurers' share of premiums earned	259.6	288.0	253.6	377.3	104.2	1,282.7	53.3	–	–	(126.1)	1,209.9
Pre-tax benefit (cost) of ceded reinsurance	(9.8)	12.8	14.6	(28.5)	(25.6)	(36.5)	126.3	–	–	(38.2)	51.6

Reinsurers' share of premiums earned increased to $1,216.7 in 2013 from $1,209.9 in 2012 primarily reflecting increases at Crum & Forster (growth in lines of business where Crum & Forster's premium retention is low relative to its other lines of business), partially offset by decreases at OdysseyRe (primarily due to the non-renewal of a significant professional liability reinsurance contract with low premium retention). Commissions earned on reinsurers' share of premiums earned increased to $243.7 in 2013 from $239.5 in 2012 with the increase commensurate with the increase in reinsurers' share of premiums earned as described above. Reinsurers' share of losses on claims decreased to $900.6 in 2013 from $1,030.3 in 2012 primarily reflecting decreases at Runoff (reflecting favourable reserve development ceded to reinsurers and a gain on commutation of a significant reinsurance recoverable) and First Capital (where the severity of fire-related losses ceded to reinsurers was significantly higher in 2012 compared to 2013), partially offset by increases at OdysseyRe (primarily related to net favourable prior year reserve development ceded to reinsurers in 2012 related to its London-based insurance operations). In 2013 the company recorded a net recovery of uncollectible reinsurance of $42.8 (principally at Runoff) compared to a net provision for uncollectible reinsurance of $8.3 in 2012.

The use of reinsurance increased cash provided by operating activities by approximately $466 in 2013 (2012 – decreased cash provided by operating activities by approximately $56) primarily as a result of an increase in collection of ceded losses ($1,421.4 in 2013 compared to $897.3 in 2012) reflecting incremental collections of ceded losses associated with recent acquisitions (RiverStone Insurance and American Safety) and the collection of proceeds following the commutation of a significant reinsurance recoverable at Runoff. Premiums paid to reinsurers and collections of ceded commissions on reinsurer' share of premiums written remained relatively stable on a year-over-year basis.

Investments

    Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. ("Hamblin Watsa") is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax's CEO and one other corporate officer being members of Hamblin Watsa's investment committee. Hamblin Watsa's investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

    Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax's first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80
--
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,788.2	23.3	26,094.2	1,288.89
2013	7,988.0	10,710.3	764.8	5,375.4	23.1	24,861.6	1,172.72
(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The decrease in total investments per share of $116.17 from $1,288.89 at December 31, 2012 to $1,172.72 at December 31, 2013, primarily reflected an increase in Fairfax common shares effectively outstanding (21,200,002 at December 31, 2013 compared to 20,245,411 at December 31, 2012), principally as a result of the issuance of 1 million subordinate voting shares on November 15, 2013 and the decrease in portfolio investments reflecting hedging losses, unrealized mark-to-market losses primarily related to bonds (principally U.S. government and U.S. states and municipalities) and the unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to the Canadian dollar), partially offset by the net appreciation of the common stock portfolio and the consolidation of the investment portfolio of American Safety. Since 1985, investments per share have compounded at a rate of 21.7% per year.

    Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $19.5 in 2013 (2012 – $28.1) prior to giving effect to total return swap expense of $31.2 (2012 – $38.3). Interest and dividend income earned in Fairfax's first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38
--
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63
2013	25,454.7	376.9	1.48	18.51	277.0	1.09	13.60
(1)
IFRS basis for 2010 to 2013; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income decreased from $409.3 in 2012 to $376.9 in 2013 reflecting lower investment income earned, partially offset by lower total return swap expense. Lower investment income principally reflected sales of higher yielding government and corporate bonds during 2012 and 2013 and sales of dividend paying common stocks during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The decrease in total return swap expense from $204.9 in 2012 to $167.9 in 2013 primarily reflected terminations of $3,254.1 notional amount of equity and equity index total return swaps commensurate with sales of equity and equity-related holdings.

The company's pre-tax interest and dividend income yield decreased from 1.63% in 2012 to 1.48% in 2013 and the company's after-tax interest and dividend yield decreased from 1.19% in 2012 to 1.09% in 2013. Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2013 of $563.5 (2012 – $634.4) produced a pre-tax gross portfolio yield of 2.21% (2012 – 2.52%). Lower yields on the company's investment portfolio in 2013 compared to 2012 principally reflected the factors which resulted in lower interest and dividend income described in the preceding paragraph.

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company's reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2013 funds withheld payable to reinsurers shown on the consolidated balance sheet of $461.2 (December 31, 2012 – $439.7) principally related to Crum & Forster of $397.4 (December 31, 2012 – $322.5) and First Capital of $75.7 (December 31, 2012 – $94.7). Interest expense which accrued to reinsurers on funds withheld totaled $18.7 in 2013 (2012 – $20.2). The company's consolidated interest and dividend income in 2013 and 2012 is shown net of these amounts.

The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term "total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps which totaled $167.9 in 2013 (2012 – $204.9). The company's consolidated interest and dividend income in 2013 and 2012 is shown net of these amounts.

The share of profit of associates of $96.7 in 2013 increased significantly compared to the share of profit of associates of $15.0 in 2012. The improvement in 2013 primarily reflected the company's share of profit of Resolute (recorded on the equity method of accounting effective from December 2012) and increased limited partnership investment income on a year-over-year basis. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge recorded by Fibrek) and a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods).

    Net Gains (Losses) on Investments

Net losses on investments of $1,564.0 in 2013 (2012 – net gains of $642.6) were comprised as shown in the following table:

	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	684.1	257.1	941.2	133.9	563.7	697.6
Preferred stocks – convertible	–	64.7	64.7	–	(36.2)	(36.2)
Bonds – convertible	153.6	(156.2)	(2.6)	62.7	124.0	186.7
Gain on disposition of associates(1)	130.2	–	130.2	196.8	–	196.8
Other equity derivatives(2)(3)	356.3	(44.7)	311.6	76.7	(2.9)	73.8

Equity and equity-related holdings	1,324.2	120.9	1,445.1	470.1	648.6	1,118.7
Equity hedges(3)	(1,350.7)	(631.3)	(1,982.0)	6.3	(1,011.8)	(1,005.5)

Equity and equity-related holdings after equity hedges	(26.5)	(510.4)	(536.9)	476.4	(363.2)	113.2
Bonds	65.9	(994.9)	(929.0)	566.3	161.8	728.1
Preferred stocks	(1.2)	(17.8)	(19.0)	1.0	(1.3)	(0.3)
CPI-linked derivatives	–	(126.9)	(126.9)	–	(129.2)	(129.2)
Other derivatives	2.1	(9.1)	(7.0)	63.7	(60.3)	3.4
Foreign currency	(3.7)	66.1	62.4	(44.7)	(31.5)	(76.2)
Other	(7.7)	0.1	(7.6)	2.3	1.3	3.6

Net gains (losses) on investments	28.9	(1,592.9)	(1,564.0)	1,065.0	(422.4)	642.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	35.9	(303.5)	(267.6)	421.3	(328.6)	92.7
U.S. states and municipalities	19.1	(656.4)	(637.3)	149.7	403.0	552.7
Corporate and other	10.9	(35.0)	(24.1)	(4.7)	87.4	82.7

	65.9	(994.9)	(929.0)	566.3	161.8	728.1

(1)
The gain on disposition of associates of $130.2 in 2013 reflected the sales of the company's investment in The Brick ($111.9), Imvescor ($6.2) and a private company ($12.1). The gain on disposition of associates of $196.8 in 2012 reflected the sale of the company's investment in Cunningham Lindsey ($167.0) and Fibrek ($29.8).

(2)
Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings:    The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company's equity and equity-related holdings after equity hedges produced net losses of $536.9 in 2013 compared to net gains of $113.2 in 2012. At December 31, 2013 equity hedges with a notional amount of $6,327.4 (December 31, 2012 – $7,668.5) represented 98.2% (December 31, 2012 -101.0%) of the company's equity and equity-related holdings of $6,442.6 (December 31, 2012 – $7,594.0). In 2013 the impact of basis risk was pronounced compared to prior periods as the performance of the company's equity and equity-related holdings lagged the performance of the equity hedges used to protect those holdings despite the notional amount of the company's equity hedges being closely matched to the fair value of the company's equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company's short positions) being meaningfully greater than the gain in the company's equity and equity-related holdings.

Bonds:    Net losses on bonds of $929.0 in 2013 were primarily the result of the effect of higher interest rates year-over-year which produced net mark-to-market losses on U.S. treasury bonds ($309.7), U.S. state bonds ($287.6) and bonds issued by U.S. municipalities ($344.5) that were owned throughout the year. The company recorded net gains on bonds of $728.1 in 2012.

CPI-linked derivatives:    The company has purchased derivative contracts referenced to consumer price indexes ("CPI") in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2013 these contracts have a remaining weighted average life of 7.5 years (December 31, 2012 – 7.7 years), a notional amount of $82.9 billion (December 31, 2012 – $48.4 billion) and fair value of $131.7 (December 31, 2012 – $115.8). The company's CPI-linked derivative contracts produced unrealized losses of $126.9 in 2013 compared to unrealized losses of $129.2 in 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivatives in the company's consolidated financial statements for the year ended December 31, 2013 for a discussion of the company's economic hedge against the potential adverse financial impact of decreasing price levels.

    Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio since Fairfax's inception in 1985. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company's investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments for the years 2010 to 2013 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

						Net gains (losses) recorded in:
								Change in unrealized gains (losses) on investments in associates	Total return on average investments
	Average investments at carrying value(2)	Interest and dividends	Net realized gains (losses)		Change in unrealized gains (losses)	Net earnings (loss)(3)	Other comprehensive income
Year(1)										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4
1987	81.2	6.2	7.1		(6.1)	–	–	–	7.2	8.9
1988	102.6	7.5	6.5		9.5	–	–	–	23.5	22.9
1989	112.4	10.0	13.4		(5.1)	–	–	–	18.3	16.3
1990	201.2	17.7	2.0		(28.5)	–	–	–	(8.8)	(4.4)
1991	292.3	22.7	(3.9)		24.0	–	–	–	42.8	14.6
1992	301.8	19.8	2.8		(8.3)	–	–	–	14.3	4.7
1993	473.1	18.1	21.6		22.2	–	–	–	61.9	13.1
1994	871.5	42.6	14.6		(30.7)	–	–	–	26.5	3.0
1995	1,163.4	65.3	52.5		32.7	–	–	–	150.5	12.9
1996	1,861.5	111.0	96.3		82.1	–	–	–	289.4	15.5
1997	3,258.6	183.8	149.3		(6.9)	–	–	–	326.2	10.0
1998	5,911.2	303.7	314.3		(78.3)	–	–	–	539.7	9.1
1999	10,020.3	532.7	63.8		(871.4)	–	–	–	(274.9)	(2.7)
2000	11,291.5	534.0	259.1		584.1	–	–	–	1,377.2	12.2
2001	10,264.3	436.9	121.0		194.0	–	–	–	751.9	7.3
2002	10,377.9	436.1	465.0		263.2	–	–	–	1,164.3	11.2
2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.4	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–		–	737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3	–		–	639.4	–	79.6	1,128.3	4.5
2013	25,454.7	376.9	–		–	(1,579.8)	–	(44.6)	(1,247.5)	(4.9)

Cumulative from inception8,974.8			3,887.8			5,088.4				8.9 (6)

(1)
IFRS basis for 2010 to 2013; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)
Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)
Excludes a net gain in 2013 of $15.8 (2012 – net gain of $3.2; 2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company's underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company's consolidated subsidiaries.

(4)
Excludes the $40.1 gain on the company's 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company's repurchase of outstanding debt at a premium to par.

(5)
Excludes the $69.7 gain on the company's 2006 secondary offering of OdysseyRe, the $15.7 loss on the company's repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)
Simple average of the total return on average investments for each of the 28 years.

Investment gains have been an important component of Fairfax's financial results since 1985, having contributed an aggregate $10,034.9 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2013, total return on average investments has averaged 8.9%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

    Bonds

A summary of the composition of the company's fixed income portfolio as at December 31, 2013 and 2012, classified according to the higher of each security's respective S&P and Moody's issuer credit ratings, is presented in the table that follows:

	December 31, 2013			December 31, 2012
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	2,693.0	2,533.8	24.0	2,487.4	2,711.5	23.7
AA/Aa	3,994.5	4,472.8	42.4	4,201.5	5,069.6	44.4
A/A	2,135.8	2,247.8	21.3	1,893.3	2,266.0	19.8
BBB/Baa	169.9	177.4	1.7	237.9	282.7	2.5
BB/Ba	34.9	44.6	0.4	38.9	53.3	0.5
B/B	447.3	294.5	2.8	557.9	448.8	3.9
Lower than B/B and unrated	774.3	781.9	7.4	572.5	588.4	5.2

Total	10,249.7	10,552.8	100.0	9,989.4	11,420.3	100.0

The majority of the securities within the company's fixed income portfolio are rated investment grade or higher with 66.4% (December 31, 2012 – 68.1%) being rated AA or higher (primarily consisting of government obligations). Bonds rated lower than B/B and unrated comprised 5.2% of the fixed income portfolio at December 31, 2012 compared to 7.4% at December 31, 2013, with the increase primarily reflecting the purchase of certain convertible and corporate bonds. Notwithstanding the foregoing, there were no significant changes to the credit quality of the company's fixed income portfolio at December 31, 2013 compared to December 31, 2012.

Refer to note 24 (Financial Risk Management) under the heading Investments in Debt Instruments in the consolidated financial statements for the year ended December 31, 2013 for a discussion of the company's exposure to the credit of single issuers and the credit of sovereign and U.S. state and municipal governments.

The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2013
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	8,684.2	(1,275.5)	(17.7)
100 basis point increase	9,611.7	(643.2)	(8.9)
No change	10,552.8	–	–
100 basis point decrease	11,550.0	684.9	9.4
200 basis point decrease	12,721.0	1,488.5	20.5

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company's exposure to interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

    Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2013 the company had aggregate equity and equity-related holdings of $6,442.6 (comprised of common stocks, convertible preferred stocks, convertible bonds, non-insurance investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2012 of $7,594.0. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition.

As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company's risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company's equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the derivative instruments and the hedged exposures, combined with other market uncertainties, it is not possible to predict the future impact of the company's economic hedging programs related to equity risk.

	December 31, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	37,424,319	2,477.2	661.92	1,163.64	52,881,400	3,501.9	662.22	849.35
S&P 500	–	–	–	–	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	783.75	13,044,000	206.1	641.12	713.72
Other equity indexes	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,481.8	–	–	–	1,231.3	–	–
(1)
The aggregate notional amounts on the dates that the short positions were first initiated.

As a result of the significant appreciation of certain of its equity and equity-related holdings, in 2013 the company reduced its direct equity exposure through net sales of common stocks and convertible bonds for net proceeds of $1,385.9 and reduced the notional amount of its long positions in individual equities effected through total return swaps by $1,031.3. The company also closed out a portion of its Russell 2000 and all of its S&P 500 equity index total return swaps and certain short positions in individual equities, with notional amounts of $3,254.1. By undertaking the transactions described above the company reduced its direct equity exposure and rebalanced its equity hedge ratio to approximately 100% at December 31, 2013, after giving consideration to net gains recognized on its equity and equity-related holdings and net losses incurred on its equity hedging instruments.

Refer to note 24 (Financial Risk Management) under the heading Market Price Fluctuations in the company's consolidated financial statements for the year ended December 31, 2013 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2013 and 2012 are summarized by the issuer's primary industry in the table below.

	December 31, 2013	December 31, 2012
Financials and investment funds	2,841.8	2,670.3
Consumer products and other	839.9	1,288.2
Commercial and industrial	682.4	1,632.5

	4,364.1	5,591.0

The company's common stock holdings and long positions in equity total return swaps as at December 31, 2013 and 2012 are summarized by the issuer's country of domicile in the table below.

	December 31, 2013	December 31, 2012
Ireland	960.0	413.3
United States	872.9	2,820.9
Canada	678.1	1,067.4
Italy	387.4	106.1
Hong Kong	142.1	249.2
China	113.7	108.9
All other	1,209.9	825.2

	4,364.1	5,591.0

    Derivatives and Derivative Counterparties

Counterparty risk arises from the company's derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company's exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the "net settlement arrangements"). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts, assuming all such counterparties are simultaneously in default:

	December 31, 2013	December 31, 2012
Total derivative assets(1)	219.6	169.7
Impact of net settlement arrangements	(136.1)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(47.4)	(56.5)
Excess collateral pledged by the company in favour of counterparties	123.1	38.5
Initial margin not held in segregated third party custodian accounts	60.0	93.1

Net derivative counterparty exposure after net settlement and collateral arrangements	219.2	165.6

(1)
Excludes exchange traded instruments comprised principally of equity, credit warrants and call options which are not subject to counterparty risk.

(2)
Net of $3.0 (December 31, 2012 – $3.9) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2013, consisted of cash and government securities of $25.3 and $25.1, respectively (December 31, 2012 – $22.1 and $38.3 respectively). The company had not exercised its right to sell or repledge collateral at December 31, 2013.

    Float

Fairfax's float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax's insurance and reinsurance operations. The average float from those operations increased by 1.5% in 2013 to $12,079.9, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Benefit (cost) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	11.6%	9.6%
--
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	6.1	11,906.0	0.1%	2.4%
2013	440.0	12,079.9	3.6%	2.8%
Weighted average since inception			(1.9)%	4.3%
Fairfax weighted average financing differential since inception: 2.4%
(1)
IFRS basis for 2011 to 2013; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

The following table presents a breakdown of total year-end float for the most recent five years.

					Insurance and Reinsurance
	Insurance			Reinsurance
						Total Insurance and Reinsurance
Year	Northbridge(1)	U.S.(2)	Fairfax Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2
2013	2,112.0	3,541.0	519.3	4,741.8	1,003.2	11,917.3	3,633.2	15,550.5

During 2013 the company's aggregate float decreased by $328.7 to $15,550.5.

(1)
Northbridge's float decreased by 8.7% at no cost (the decrease was 2.4% in Canadian dollars) primarily due to the effect of the strengthening of the U.S. dollar relative to the Canadian dollar.

(2)
U.S. Insurance's float increased by 0.9% (at a cost of 0.1%) due to increased loss reserves and unearned premium reserves, partially offset by increased reinsurance recoverables, reflecting adverse prior year reserve development on general liability losses ceded to reinsurers at Crum & Forster.

(3)
Fairfax Asia's float increased by 10.3% (at no cost) due to increased loss reserves and reinsurance balances payable, partially offset by decreased funds withheld payable balances.

(4)
OdysseyRe's float decreased by 3.3% (at no cost) primarily due to decreased loss reserves and reinsurance balances payable as a result of lower catastrophe loss activity in 2013 compared to 2012 and the settlement of claims during 2013, partially offset by an increase in insurance balances receivable mainly related to its U.S. crop insurance business.

(5)
Insurance and Reinsurance – Other's float decreased by 3.8% (at no cost) primarily due to decreased loss reserves at Group Re and Advent, partially offset higher loss reserves at Polish Re associated with adverse reserve development.

(6)
Runoff's float decreased by 0.1% primarily due to a decrease in unpaid claims and reinsurance balances payable, partially offset by lower reinsurance recoverables and the consolidation of the float of American Safety.

Financial Condition

    Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2013	2012		2011		2010		2009
Holding company cash and investments (net of short sale and derivative obligations)	1,241.6	1,128.0		962.8		1,474.2		1,242.7

Long term debt – holding company borrowings	2,491.0	2,377.7		2,394.6		1,809.6		1,410.4
Long term debt – insurance and reinsurance companies	459.5	618.3		622.4		916.4		888.7
Subsidiary indebtedness – non-insurance companies	25.8	52.1		1.0		2.2		12.1
Long term debt – non-insurance companies	18.2	0.5		0.5		0.9		2.6

Total debt	2,994.5	3,048.6		3,018.5		2,729.1		2,313.8

Net debt	1,752.9	1,920.6		2,055.7		1,254.9		1,071.1

Common shareholders' equity	7,186.7	7,654.7		7,427.9		7,697.9		7,391.8
Preferred stock	1,166.4	1,166.4		934.7		934.7		227.2
Non-controlling interests	107.4	73.4		45.9		41.3		117.6

Total equity	8,460.5	8,894.5		8,408.5		8,673.9		7,736.6

Net debt/total equity	20.7%	21.6%		24.4%		14.5%		13.8%
Net debt/net total capital(2)	17.2%	17.8%		19.6%		12.6%		12.2%
Total debt/total capital(3)	26.1%	25.5%		26.4%		23.9%		23.0%
Interest coverage(4)	n/a	4.2	x	1.0	x	1.8	x	8.2	x
Interest and preferred share dividend distribution coverage(5)	n/a	3.0	x	0.7	x	1.4	x	7.5	x
(1)
IFRS basis for 2010 to 2013, and Canadian GAAP basis for 2009.

(2)
Net total capital is calculated by the company as the sum of total equity and net debt.

(3)
Total capital is calculated by the company as the sum of total equity and total debt.

(4)
Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company borrowings at December 31, 2013 increased by $113.3 to $2,491.0 from $2,377.7 at December 31, 2012, primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the foreign currency translation effect of the strengthening of the U.S. dollar on the company's Canadian dollar denominated long term debt and the repurchase and redemption of $48.4 of the outstanding principal amount of Fairfax unsecured senior notes due 2017.

Subsidiary debt (comprised of long term debt of the insurance and reinsurance companies, subsidiary indebtedness and long term debt of the non-insurance companies) at December 31, 2013 decreased by $167.4 to $503.5 from $670.9 at December 31, 2012, primarily reflecting the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity and decreased indebtedness of Thomas Cook India (notwithstanding the issuance of $18.3 (1 billion Indian rupees) principal amount of debentures due 2018, partially offset by the consolidation of the long term debt of American Safety ($22.2) and the subsidiary indebtedness of IKYA ($10.3).

Common shareholders' equity at December 31, 2013 decreased by $468.0 to $7,186.7 from $7,654.7 at December 31, 2012, primarily as a result of the net loss attributable to shareholders of Fairfax ($573.4), the payment of dividends on the company's common and preferred shares ($266.3) and decreased accumulated other comprehensive income (a decrease of $33.7 in 2013 primarily related to foreign currency translation), partially offset by the issuance of 1 million subordinate voting shares on November 15, 2013 for net proceeds after commissions and expenses of $399.5 (Cdn$417.1).

The changes in holding company borrowings, subsidiary debt and common shareholders' equity affected the company's leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 17.2% at December 31, 2013 from 17.8% at December 31, 2012, primarily as a result of decreases in net debt and net total capital. The decrease in net debt was due to a decrease in total debt (primarily decreased subsidiary debt, partially offset by increased holding company borrowings as described above) and an increase in holding company cash and investments (net of short sale and derivative obligations). The decrease in net total capital was due to decreased common shareholders' equity and decreased net debt. The consolidated total debt/total capital ratio increased to 26.1% at December 31, 2013 from 25.5% at December 31, 2012 primarily as a result of decreased total capital (reflecting decreased common shareholders' equity and decreased total debt, partially offset by increased non-controlling interests), partially offset by decreased total debt (primarily decreased subsidiary debt, partially offset by increased holding company borrowings as described above).

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2013 of $1,241.6 (December 31, 2012 – $1,128.0) provide adequate liquidity to meet the holding company's known obligations in 2014. Refer to the third paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company's known significant commitments for 2014.

The company's operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (or total equity(1))
	2013	2012	2011	2010	2009
Insurance
Northbridge (Canada)	0.9	0.8	1.0	0.8	0.7
Crum & Forster (U.S.)(2)	1.1	1.0	0.9	0.6	0.5
Zenith National (U.S.)(3)	1.4	1.4	0.8	0.6	n/a
Fairfax Asia	0.4	0.5	0.5	0.4	0.4
Reinsurance – OdysseyRe	0.6	0.6	0.6	0.5	0.5
Insurance and Reinsurance – Other(4)	0.6	0.7	0.8	0.8	1.1
Canadian insurance industry	1.0	1.0	1.1	1.1	1.0
U.S. insurance industry	0.7	0.8	0.8	0.7	0.8
(1)
Total equity for Fairfax Asia, Reinsurance – OdysseyRe and Insurance and Reinsurance – Other determined on an IFRS basis for 2010 to 2013 and Canadian GAAP basis for 2009.

(2)
First Mercury was acquired February 9, 2011.

(3)
Zenith National was acquired May 20, 2010. Zenith National's net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)
Other includes Group Re (for all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners ("NAIC") has developed a model law and risk-based capital ("RBC") formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC's requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company's insurance and reinsurance, investment and other business activities. At December 31, 2013 the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus of at least 3.4 times (December 31, 2012 – 3.6 times) the authorized control level, except for TIG Insurance which had 2.1 times (December 31, 2012 – 2.3 times).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test ("MCT") formula. At December 31, 2013 Northbridge's subsidiaries had a weighted average MCT ratio of 205% of the minimum statutory capital required, compared to 196% at December 31, 2012, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, Singapore, Hong Kong, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2013.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2013:

Issuer Credit Ratings	A.M. Best	Standard & Poor's	Moody's	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB
Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	A3	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–
(1)
Financial strength ratings apply to the operating companies.

(2)
Advent's ratings are the A.M. Best and Standard & Poor's ratings assigned to Lloyd's.

There were no changes in the issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies at December 31, 2013 compared to December 31, 2012, except for CRC Reinsurance Limited which is no longer rated by A.M. Best.

    Book Value Per Share

Common shareholders' equity at December 31, 2013 of $7,186.7 or $339.00 per basic share (excluding the unrecorded $382.5 excess of fair value over the carrying value of investments in associates) compared to $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) at December 31, 2012, represented a decrease per basic share in 2013 of 10.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 7.8% adjusted to include that dividend). During 2013 the number of basic shares increased primarily as a result of the issuance of 1 million subordinate voting shares on November 15, 2013, partially offset by the repurchase of 45,373 subordinate voting shares for treasury (for use in the company's share-based payment awards). At December 31, 2013 there were 21,200,002 common shares effectively outstanding.

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2012 – repurchase of shares	–	–	–
2013 – issue of shares	1,000,000	399.49	399.5
2013 – repurchase of shares	(36)	(402.78)	–

On September 26, 2013 the company commenced the renewal of its normal course issuer bid by which it is authorized to acquire up to an additional 800,000 subordinate voting shares, being approximately 5% of the then public float of subordinate voting shares, until expiry of the bid on September 25, 2014. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Share issuances in 2009, 2010 and 2013 were pursuant to public offerings. During 2013 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During 2013 the company repurchased 36 shares (2012 – nil) for cancellation from former employees.

Fairfax's indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

    Liquidity

Holding company cash and investments at December 31, 2013 totaled $1,296.7 ($1,241.6 net of $55.1 of holding company short sale and derivative obligations) compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations).

Significant cash and investment movements at the Fairfax holding company level during 2013 included the following outflows: the payment of $266.3 of common and preferred share dividends, the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the payment of $161.3 of interest on long term debt, the payment of $67.8 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the repurchase and redemption of $48.4 of the outstanding principal amount of Fairfax unsecured senior notes due 2017 and intra-group repayments and capital contributions. Significant inflows during 2013 included the following: net proceeds after commissions and expenses of $399.5 (Cdn$417.1) from the issuance of 1 million subordinate voting shares on November 15, 2013, net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of 5.84% unsecured senior notes due 2022, the receipt of $54.5 of Cara preferred shares and equity warrants related to the sale of Prime Restaurants, the receipt of $50.0 corporate income tax refunds and the receipt of dividends from Odyssey Re ($200.0), Runoff ($30.0) and CRC Re ($90.3). The dividend received from Runoff ($30.0) was immediately reinvested into Runoff and formed part of the funding for the American Safety acquisition. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2013 of $1,241.6 (December 31, 2012 – $1,128.0) provide adequate liquidity to meet the holding company's known obligations in 2014. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013). The holding company's known significant commitments for 2014 consist of the payment of the $215.7 dividend on common shares ($10.00 per share paid January 2014), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below).

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2013 the holding company paid net cash of $67.8 (2012 – $220.5) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During 2013 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $185.0 primarily reflecting net proceeds received from the sales of equity and equity-related holdings and the consolidation of the cash and short term investments of American Safety, partially offset by net cash paid of $1,615.4 in 2013 in connection with the reset provisions of the company's long and short equity and equity index total return swaps. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2013 the insurance and reinsurance subsidiaries paid net cash of $1,615.4 (2012 – $603.6) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2013 and 2012:

	2013	2012
Operating activities
Cash provided by (used in) operating activities before the undernoted	(188.4)	210.0
Net sales of securities classified as at FVTPL	895.7	1,105.7
Investing activities
Net sales of investments in associates	125.8	114.6
Net purchase of subsidiaries, net of cash acquired	136.3	(334.4)
Net purchases of premises and equipment and intangible assets	(48.1)	(71.5)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	(31.0)	20.1
Issuance of long term debt	278.1	203.0
Repurchase of holding company and subsidiary debt and securities	(251.2)	(296.5)
Issuance of subordinate voting shares	399.5	–
Issuance of preferred shares	–	231.7
Purchase of subordinate voting shares for treasury	(25.7)	(50.6)
Issuance of subsidiary common shares to non-controlling interests	32.9	–
Common and preferred share dividends paid	(266.3)	(266.3)
Dividends paid to non-controlling interests	(6.4)	(6.7)

Increase in cash, cash equivalents and bank overdrafts during the year	1,051.2	859.1

Cash used in operating activities (excluding net sales of securities classified as at FVTPL) of $188.4 in 2013 decreased from cash provided by operating activities of $210.0 in 2012 primarily due to higher net paid losses, partially offset by lower income taxes paid and higher net premiums collected. Refer to note 28 (Supplementary Cash Flow Information) to the consolidated financial statements for the year ended December 31, 2013 for details of net sales of securities classified as at FVTPL.

Net sales of investments in associates and joint ventures of $125.8 in 2013 primarily reflected net proceeds from sales of investments in limited partnerships and The Brick, partially offset by the purchase of additional investments in MEGA Brands and Resolute. Net sales of investments in associates and joint ventures of $114.6 in 2012 primarily reflected the net proceeds from sale of Fibrek, partially offset by additional investments in Thai Re and certain limited partnerships. Net purchases of subsidiaries, net of cash acquired in 2013 primarily related to the acquisitions of American Safety, Hartville and IKYA (a 58.0% effective interest). Net purchases of subsidiaries, net of cash acquired in 2012 primarily related to the acquisitions of RiverStone Insurance, Thomas Cook India (an 87.1% interest) and Prime Restaurants (an 81.7% interest).

Net repayment (issuance) of subsidiary indebtedness in 2013 and 2012 primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $278.1 in 2013 reflected the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and the net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Issuance of long term debt of $203.0 (Cdn$198.6) in 2012 reflected net proceeds from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $251.2 in 2013 primarily reflected the repayment of $182.9 principal amount of the OdysseyRe unsecured senior notes upon maturity, the repurchase and redemption of $48.4 principal amount of Fairfax unsecured senior notes due 2017 and the redemption of $13.0 principal amount of American Safety's trust preferred securities. Repurchase of holding company and subsidiary debt and securities of $296.5 in 2012 primarily reflected the repayment of the TIG Note ($200.0), the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Issuance of subordinate voting shares of $399.5 (Cdn$417.1) related to the issuance of 1 million subordinate voting shares on November 15, 2013. Issuance of preferred shares of $231.7 in 2012 reflected the receipt of proceeds from the issuance of Cdn$237.5 par value of Series K preferred shares. Issuance of subsidiary common shares to non-controlling interests of $32.9 in 2013 reflected the private placement of Thomas Cook India common shares with institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $60.8 in 2013 (2012 – $60.5). The company paid common share dividends of $205.5 in 2013 (2012 – $205.8).

    Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at December 31, 2013:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,646.7	5,557.5	3,770.4	5,238.2	19,212.8
Long term debt obligations – principal	5.4	275.3	283.4	2,415.3	2,979.4
Long term debt obligations – interest	197.0	365.1	337.7	618.5	1,518.3
Operating leases – obligations	72.9	120.2	85.9	139.7	418.7

	4,922.0	6,318.1	4,477.4	8,411.7	24,129.2

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Accounting and Disclosure Matters

    Management's Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company's CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2013, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company's CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2013, the company's disclosure controls and procedures were effective.

    Management's Report on Internal Control Over Financial Reporting

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. In making this assessment, the company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (1992). The company's management, including the CEO and CFO, concluded that, as of December 31, 2013, the company's internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework (1992) issued by COSO.

Pursuant to the requirements of the U.S. Securities Exchange Act, the effectiveness of the company's internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

    Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2013.

    Significant Accounting Changes

The company adopted a number of new and revised standards, along with any consequential amendments, effective January 1, 2013 as described below. Those changes were adopted in accordance with the applicable transitional provisions of each new or revised standard. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013 for a detailed discussion of the company's accounting policies.

Amendments to IAS 1 Presentation of Financial Statements ("IAS 1")

The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits ("IAS 19")

The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustment to each financial statement line affected is presented in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures ("IFRS 7"), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain disclosures related to the fair value of assets and liabilities not measured at fair value on the consolidated balance sheet were expanded.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.

IAS 28 Investments in Associates and Joint Ventures ("IAS 28")

IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

IFRS 12 Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 sets out the disclosure requirements under IFRS 10, IFRS 11 and IAS 28. The enhanced disclosures in IFRS 12 are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity's interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Adoption of IFRS 12 resulted in more extensive disclosures within the consolidated financial statements.

    Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have an impact on the company's consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

Financial Instruments

The International Accounting Standards Board ("IASB") is undertaking a limited review of IFRS 9 Financial Instruments ("IFRS 9") to address certain application issues, to consider the interaction of IFRS 9 with the proposed insurance contracts standard (discussed below) and to seek to reduce differences with the proposed financial instruments model of the U.S. Financial Accounting Standards Board ("FASB").

The Exposure Draft – Classification and Measurement: Limited Amendments to IFRS 9 was published in the fourth quarter of 2012, with the most significant proposal being the introduction of a mandatory third measurement category for simple debt instruments. Under current IFRS 9, simple debt instruments are measured at amortized cost if held within a business model that focuses on collecting the contractual cash flows; otherwise simple debt instruments are measured at fair value through profit and loss ("FVTPL"). The new measurement category would require simple debt instruments to be measured at fair value through other comprehensive income ("FVTOCI") if held within a business model to both collect contractual cash flows and for sale. The FVTOCI category provides the same measurement outcome as the existing available for sale category under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") when applied to debt instruments, with the important exception that impairment would be measured under the forthcoming expected loss model in IFRS 9 rather than the incurred loss model in IAS 39.

The company's business model of managing its investments in debt instruments to both collect contractual cash flows and for sale currently requires its entire portfolio of debt instruments to be measured at FVTPL. Under the proposed amendments to IFRS 9, a significant portion of the company's portfolio of debt instruments may have to be measured at FVTOCI.

The final modifications are expected to be published by the IASB in 2014 with an effective date of January 1, 2018.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft was published in June of 2013. The proposed standard is comprehensive in scope and addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a contractual service margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The publication date of the final standard is yet to be determined, with an effective date expected to be no earlier than January 1, 2018. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010 the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised Exposure Draft was published in May of 2013. Under the proposed standard lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments while lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined. However, the proposed standard is expected to apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of this proposed standard on its lease commitments.

Risk Management

    Overview

The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company's primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company's designated Chief Risk Officer reports on risk considerations to Fairfax's Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

    Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax's most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company's success is dependent upon its ability to accurately assess the risks being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company's net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company's expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company's management of pricing risk is discussed in note 24 (Financial Risk Management), and management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and note 8 (Insurance Contract Liabilities), to the consolidated financial statements for the year ended December 31, 2013.

Catastrophe Exposure

The company's insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company's net earnings and financial condition. The company's management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company's net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers' profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company's results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Investment Portfolio

Investment returns are an important part of the company's overall profitability. The company's investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company's control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company's management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company's financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

Use of derivative instruments is governed by the company's investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company's business, financial position or results of operations. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company's use of derivatives is discussed in note 7 (Short Sales and Derivatives) to the consolidated financial statements for the year ended December 31, 2013.

The company's derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company's principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company's financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry's coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, welding fumes, methyl tertiary butyl ether, a fuel component in engine gasoline, and claims involving Chinese drywall in the United States.

The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2013 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected. The credit risk associated with the company's reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Recoverable from Reinsurers section of this MD&A.

The company's insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company's insurance and reinsurance companies for certain losses. Accordingly, the company's insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company's net earnings and financial condition.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed and discussed through various processes involving senior management and the company's Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company's ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company's insurance subsidiaries write and could cause early termination of contracts written by the company's reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company's credit rating may affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company's relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company's reinsurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce its prices, the company's operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention and further reducing operating margins. The company's management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company's liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company's exposure to this uncertainty is greatest in its "long-tail" casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically "short-tail".

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company's management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2013 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company's business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company's subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011 the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide resulted in higher costs for reinsurance protection in 2012. Currently there exists excess capital within the reinsurance market due to favourable operating results of reinsurers and alternative forms of reinsurance capacity entering the market. As a result, the market has become very competitive with pricing remaining flat and in some cases decreasing. Each of the company's subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the operating insurance and reinsurance companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company's operations are conducted through its subsidiaries, none of its subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company's ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries' credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Liquidity section of this MD&A.

Access to Capital

The company's future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company's business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it on reasonable terms or at all, its business, operating results and financial condition would be materially adversely affected.

The company's ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2013. The credit facility contains various covenants that may restrict, among other things, the company's ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company's management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of the company and its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company's ability to attract new business. The company's success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company's European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company's use of derivatives for investment and hedging purposes; the activities of the International Association of Insurance Supervisors is expected to lead to additional regulatory oversight of the company as a financial services holding company; and the Canadian and U.S. insurance regulators' Own Risk and Solvency Assessment ("ORSA") initiatives will require the company's North American operations to perform self-assessments of the capital available to support their business risks. Such changes could adversely affect the financial results of the company's subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company's management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company's insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company's internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company's international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company's operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company's international operations are widespread and therefore not dependent on the economic stability of any one particular region.

Lawsuits

The company may, from time to time, become party to a variety of legal claims and regulatory proceedings. The existence of such claims against the company or its affiliates, directors or officers could have various adverse effects, including the incurrence of significant legal expenses defending claims, even those without merit.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company's Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 44.0% of the voting power of the company's outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company's reporting currency is the U.S. dollar. A portion of the company's premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company's operating results. The company's management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2013.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to customers. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company's business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company's insurance and reinsurance reporting segments.

The company's insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company's reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company's competitors and there can be no assurance as to their continuing commitment to distribute the company's insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company's brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company's underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company's insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company's established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the company's consolidated balance sheet originated from various acquisitions made by the company or its operating subsidiaries. Continued profitability of acquired businesses is a key driver for there to be no impairment in the carrying value of goodwill and intangible assets. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company's deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company's determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company's interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also consults with external tax professionals as needed. Tax legislation of each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company's U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company's U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company's Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company's business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company's operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company's computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company's facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company's information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

    Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2013
Revenue	1,784.6	1,355.8	1,120.8	1,683.7	5,944.9
Net earnings (loss)	163.3	(156.9)	(569.1)	(1.8)	(564.5)
Net earnings (loss) attributable to shareholders of Fairfax	161.6	(157.8)	(571.7)	(5.5)	(573.4)
Net earnings (loss) per share	$7.22	$(8.55)	$(29.02)	$(0.98)	$(31.15)
Net earnings (loss) per diluted share	$7.12	$(8.55)	$(29.02)	$(0.98)	$(31.15)
2012(1)
Revenue	1,624.5	1,742.5	1,891.6	2,764.2	8,022.8
Net earnings (loss)	(1.3)	94.2	35.7	406.4	535.0
Net earnings (loss) attributable to shareholders of Fairfax	(2.6)	93.7	33.4	402.4	526.9
Net earnings (loss) per share	$(0.76)	$3.84	$0.85	$19.05	$22.95
Net earnings (loss) per diluted share	$(0.76)	$3.79	$0.84	$18.82	$22.68
(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2013.

The net loss of $569.1 in the third quarter of 2013 arose principally as a result of significant net losses on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit. The net earnings of $406.4 in the fourth quarter of 2012 arose principally as a result of net gains on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds). The company's significant net losses on investments, partially offset by higher underwriting profit and the increased recovery of income taxes generated a net loss of $564.5 in 2013 (2012 – net earnings of $535.0).

Operating results at the company's insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

    Stock Prices and Share Information

As at March 7, 2014, Fairfax had 20,437,253 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 21,186,023 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2013 and 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2013
High	402.00	438.00	437.00	477.46
Low	352.60	386.98	407.00	402.25
Close	396.66	413.57	416.56	424.11
2012
High	442.00	420.00	404.45	382.88
Low	384.96	375.00	356.46	335.00
Close	402.59	403.14	379.73	358.55

    Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company's Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

    Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

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  Exhibit 99.3